UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the Quarter ended September 30, 2008
Commission File Number 001-16139

WIPRO LIMITED
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)
Karnataka, India
(Jurisdiction of incorporation or organization)
Doddakannelli
Sarjapur Road
Bangalore - 560035, Karnataka, India
+91-80-2844-0011
(Address of principal executive offices)
     Indicate by check mark if registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g- 3-2(b) under the Securities Exchange Act of 1934.
Yes ☐               No ☑
     If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g 3-2(b)
     Not applicable.

Currency of Presentation and Certain Defined Terms
In this Quarterly Report references to “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. References to U.K. are to the United Kingdom. Reference to “$” or “US$” or “dollars” or “U.S. dollars” are to the legal currency of the United States, references to “£” or “Pound Sterling” are to the legal currency of the United Kingdom and references to “Rs.” or “Rupees” or “Indian rupees” are to the legal currency of India. All amounts are in Rs. or in U.S. dollars unless stated otherwise. Our financial statements are presented in Indian rupees and translated into U.S. dollars and are prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”). References to “Indian GAAP” are to Indian Generally Accepted Accounting Principles. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year.
All references to “we”, “us”, “our”, “Wipro” or the “Company” shall mean Wipro Limited and, unless specifically indicated otherwise or the context indicates otherwise, our consolidated subsidiaries. “Wipro” is a registered trademark of Wipro Limited in the United States and India. All other trademarks or trade names used in this Quarterly Report on Form 6K are the property of the respective owners.
Except as otherwise stated in this Quarterly Report, all translations from Indian rupees to U.S. dollars are based on the noon buying rate in the City of New York on September 30, 2008, for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York which was Rs. 46.45 per $1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. Information contained in our website, www.wipro.com, is not part of this Quarterly Report.
Forward-Looking Statements May Prove Inaccurate
          IN ADDITION TO HISTORICAL INFORMATION, THIS QUARTERLY REPORT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THE SECTIONS ENTITLED “RISK FACTORS” AND “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS” AND ELSEWHERE IN THIS REPORT AS WELL AS THE SECTIONS ENTITLED “RISK FACTORS” IN OUR ANNUAL REPORT ON FORM 20-F FOR THE FISCAL YEAR ENDED MARCH 31, 2008.. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH REFLECT MANAGEMENT’S ANALYSIS ONLY AS OF THE DATE HEREOF. IN ADDITION, READERS SHOULD CAREFULLY REVIEW THE OTHER INFORMATION IN THIS QUARTERLY REPORT AND IN THE COMPANY’S PERIODIC REPORTS AND OTHER DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) FROM TIME TO TIME.

PART I — FINANCIAL INFORMATION
     Item 1. Financial Statements
WIPRO LIMITED AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
(in millions, except share data)

	As of September 30,					As of March 31,
	2007		2008		2008	2008
					Convenience
					translation into
					US$
	(Unaudited)		(Unaudited)		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents (Note 4)	Rs.	20,266	Rs.	20,157	$434	Rs.	39,270
Restricted cash		33		—	—		—
Investments in liquid and short-term mutual funds (Note 7)		23,060		39,888	859		14,808
Accounts receivable, net of allowances (Note 5)		32,130		48,008	1,034		38,908
Unbilled Revenue		7,800		12,523	270		8,305
Inventories (Note 6)		6,296		9,790	211		7,172
Deferred income taxes (Note 17)		506		1,836	40		790
Other current assets		13,797		23,878	514		19,092

Total current assets		103,888		156,080	3,360		128,345
Property, plant and equipment, net (Note 8)		33,626		46,270	996		39,822
Investments in affiliates (Note 12)		1,379		1,521	33		1,343
Investment securities		358		356	8		355
Deferred income taxes (Note 17)		230		377	8		—
Intangible assets, net (Note 3, 9)		12,296		15,679	338		12,480
Goodwill (Note 3, 9)		37,589		43,773	942		38,943
Other assets (Note 13)		5,591		4,571	98		3,214

Total assets	Rs.	194,957	Rs.	268,627	$5,783	Rs.	224,502

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings (Note 15)	Rs.	24,762	Rs.	36,259	$781	Rs.	28,804
Current portion of long-term debt (Note 15)		981		411	9		406
Current portion of obligations under capital leases		320		331	7		323
Accounts payable		14,226		18,142	391		13,082
Accrued expenses		8,786		12,202	263		8,110
Accrued employee costs		4,611		5,870	126		5,160
Advances from customers		1,620		3,009	65		2,136
Unearned revenue		2,485		5,846	126		4,162
Other current liabilities		14,391		30,206	650		12,519

Total current liabilities		72,182		112,276	2,417		74,702
Long-term debt, excluding current portion (Note 15)		2,335		15,893	342		14,522
Obligations under capital leases, excluding current portion		806		795	17		701
Deferred income taxes (Note 17)		1,843		3,136	68		2,098
Other liabilities (Note 10, 13)		2,290		3,279	71		3,011

Total liabilities		79,456		135,379	2,915		95,034

Minority interest		97		169	4		114

Stockholders’ equity:
Equity shares at Rs. 2 par value: 1,650,000,000 shares authorized; Issued and outstanding: 1,461,453,320, 1,459,261,169 and 1,463,003,208 shares as of March 31, 2008, September 30, 2007 and 2008		2,919		2,926	63		2,923
Additional paid-in capital (Note 18)		25,223		27,502	592		26,441
Accumulated other comprehensive income/(loss)		(237)		(7,939)	(171)		(1,076)
Retained earnings		87,499		110,590	2,381		101,066
Equity shares held by a controlled Trust: 7,961,760 shares as of March 31, 2008, September 30, 2007 and 2008 (Note 18)		—		—	—		—

Total stockholders’ equity		115,404		133,079	2,865		129,354

Total liabilities and stockholders’ equity	Rs.	194,957	Rs.	268,627	$5,783	Rs.	224,502

See accompanying notes to the unaudited consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
(in millions, except share data)

	Three months ended September 30,					Six months ended September 30,
	2007		2008		2008	2007		2008		2008
					Convenience					Convenience
					translation					translation into
					into US$					US$
	(Unaudited)		(Unaudited)		(Unaudited)	(Unaudited)		(Unaudited)		(Unaudited)
Revenues:
Services	Rs.	34,760	Rs.	47,523	$1,023	Rs.	66,787	Rs.	92,127	$1,983
Products		12,521		16,571	357		22,326		31,590	680

Total		47,281		64,094	1,380		89,113		123,717	2,663

Cost of revenues:
Services		23,344		31,924	687		44,544		61,319	1,320
Products		9,822		13,299	286		17,891		25,304	545

Total		33,166		45,223	974		62,435		86,623	1,865

Gross profit		14,115		18,871	406		26,678		37,094	799
Operating expenses:
Selling and marketing expenses		(3,288)		(4,552)	(98)		(6,049)		(8,985)	(193)
General and administrative expenses		(2,655)		(3,452)	(74)		(4,715)		(6,706)	(144)
Amortization of intangible assets (Note 9)		(99)		(495)	(11)		(204)		(722)	(16)
Foreign exchange gains/(losses), net		58		(321)	(7)		(794)		(1,010)	(22)
Others, net		32		118	3		112		250	5

Operating income		8,163		10,169	219		15,028		19,921	429
Other income, net (Note 16)		743		(789)	(17)		1,734		(1,061)	(23)
Equity in earnings/(losses) of affiliates (Note 12)		84		106	2		171		213	5

Income before income taxes, minority interest		8,990		9,486	204		16,933		19,073	411
Income taxes (Note 17)		(865)		(1,240)	(27)		(1,704)		(2,676)	(58)
Minority interest		(3)		(22)	—		(3)		(34)	(1)

Net income	Rs.	8,122	Rs.	8,224	$177	Rs.	15,226	Rs.	16,363	$352

Earnings per equity share: (Note 19)
Basic		5.60		5.66	0.12		10.50		11.26	0.24
Diluted		5.57		5.65	0.12		10.45		11.23	0.24
Weighted average number of equity shares used in computing earnings per equity share:
Basic		1,450,036,475		1,453,493,031			1,449,964,665		1,453,064,597
Diluted		1,457,139,183		1,456,763,428			1,457,512,260		1,456,739,353
See accompanying notes to the unaudited consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(in millions, except share data)

							Accumulated
				Additional			Other				Equity Shares held by a			Total
	Equity Shares			Paid in		Comprehensive	Comprehensive		Retained		Controlled Trust			Stockholders’
	No. of Shares	Amount		Capital		Income	Income/(loss)		Earnings		No. of Shares	Amount		Equity
Balance as of March 31, 2007	1,458,999,650	Rs.	2,918	Rs.	24,508		Rs.	94	Rs.	73,948	(7,961,760)	Rs.	(0)	Rs.	101,468

Cash dividend (unaudited)	—		—		—	—		—		(1,675)	—		—		(1,675)
Issuance of equity shares on exercise of options (Note 18) (unaudited)	2,61,519		1		91	—		—		—	—		—		92
Compensation cost related to employee stock incentive plan (Note 18) (unaudited)	—		—		624	—		—		—	—		—		624
Comprehensive income / (loss)
Net income (unaudited)	—		—		—	15,226		—		15,226	—		—		15,226
Other comprehensive income / (loss)
Translation adjustments (Note 14) (unaudited)	—		—		—	(777)		—		—	—		—		—
Unrecognized actuarial gain/(loss) (net of tax effect of Rs. (0.08)) (unaudited)	—		—		—	5		—		—	—		—		—
Unrealized gain/(loss) on investment securities, net (net of tax effect of Rs. 81) (unaudited)	—		—		—	(161)		—		—	—		—		—
Unrealized gain/(loss) on cash flow hedging derivatives, net ( Note 13) (unaudited)	—		—		—	602		—		—	—		—		—

Total other comprehensive income / (loss) (unaudited)						(331)		(331)		—	—		—		(331)

Comprehensive income (unaudited)						14,895

Balance as of September 30, 2007 (unaudited)	1,459,261,169	Rs.	2,919	Rs.	25,223		Rs.	(237)	Rs.	87,499	(7,961,760)	Rs.	—	Rs.	115,404

Balance as of March 31, 2008	1,461,453,320	Rs.	2,923	Rs.	26,441		Rs.	(1,076)	Rs.	101,066	(7,961,760)	Rs.	—	Rs.	129,354

Cash dividend (unaudited)	—		—		—	—		—		(6,839)	—		—		(6,839)
Issuance of equity shares on exercise of options (Note 18) (unaudited)	1,549,888		3		272	—		—		—	—		—		275
Compensation cost related to employee stock incentive plan (Note 18) (unaudited)	—		—		789	—		—		—	—		—		789
Comprehensive income / (loss)
Net income (unaudited)	—		—		—	16,363		—		16,363	—		—		16,363
Other comprehensive income / (loss)
Translation adjustments (Note 14) (unaudited)	—		—		—	4,453		—		—	—		—		—
Unrealized gain / (loss) on investment securities, net (net of tax effect of Rs. (60)) (Note 7) (unaudited)	—		—		—	(111)		—		—	—		—		—
Unrealized gain / (loss) on cash flow hedging derivatives, net (net of tax effect of Rs. (1,520)) (Note 13) (unaudited)	—		—		—	(11,205)		—		—	—		—		—

Total other comprehensive income /(loss) (unaudited)						(6,863)		(6,863)		—	—		—		(6,863)

Comprehensive income (unaudited)						9,500

Balance as of September 30, 2008 (unaudited)	1,463,003,208	Rs.	2,926	Rs.	27,502		Rs.	(7,939)	Rs.	110,590	7,961,760	Rs.	—	Rs.	133,079

Balance as of September 30, 2008 ($) (Unaudited)			$63		$592			$(171)		$2,381			$—		$2,865
See accompanying notes to the unaudited consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

	Six months ended September 30,
	2007		2008		2008
					Convenience
					translation into
					US$
	(Unaudited)		(Unaudited)		(Unaudited)
Cash flows from operating activities:
Net income	Rs.	15,226	Rs.	16,363	$352
Adjustments to reconcile net income to net cash provided by operating activities:
Gain on sale of property, plant and equipment		(165)		(9)	(0)
Depreciation and amortization		2,646		3,975	86
Deferred tax expense/(benefit)		(56)		(435)	(9)
Deferred cancellation losses relating to roll-over hedging		—		(2,046)	(44)
Unrealised exchange gain / (loss)		(1,128)		3,632	78
Gain on sale of liquid and short-term mutual funds		(550)		(570)	(12)
Amortization of stock compensation		624		789	17
Equity in earnings of affiliates		(171)		(213)	(5)
Minority interest		—		34	1
Changes in operating assets and liabilities:
Accounts receivable		(1,560)		(7,467)	(161)
Unbilled revenue		(2,703)		(4,218)	(91)
Inventories		(1,186)		(2,618)	(56)
Other assets		(3,107)		(3,595)	(77)
Accounts payable		3,571		3,980	86
Accrued expenses and employee costs		(1,628)		4,788	103
Advances from customers and unearned revenue		949		2,414	52
Other liabilities		1,463		2,548	55

Net cash provided by operating activities		12,225		17,353	374

Cash flows from investing activities:
Expenditure on property, plant and equipment		(6,315)		(8,601)	(185)
Proceeds from sale of property, plant and equipment		323		163	4
Purchase of investments		(99,845)		(208,640)	(4,492)
Proceeds from sale of investments		109,536		183,997	3,961
Investment in interest bearing deposits		50		(250)	(5)
Payment for acquisitions, net of cash acquired		(26,421)		(1,192)	(26)

Net cash provided by / (used in) investing activities		(22,672)		(34,523)	(743)

Cash flows from financing activities:
Proceeds from issuance of equity shares		92		256	6
Proceeds from issuance of equity shares by a subsidiary		55		—	—
Proceeds from / (repayment of) short-term borrowing, net		19,860		4,233	91
Repayment of long-term debt and obligation under capital leases		(1,186)		(369)	(8)
Proceed from long-term debt		1,441		291	6
Payment of cash dividends		(1,945)		(6,826)	(147)

Net cash provided / (used in) financing activities		18,317		(2,415)	(52)

Net increase / (decrease) in cash and cash equivalents during the period		7,870		(19,585)	(422)
Effect of exchange rate changes on cash		(16)		472	10
Cash and cash equivalents at the beginning of the period		12,412		39,270	845

Cash and cash equivalents at the end of the period	Rs.	20,266	Rs.	20,157	$434

Supplementary information:
Cash paid for interest		305		1,245	27
Cash paid for taxes		2,674		(959)	(21)
Property, plant and equipment acquired under capital lease obligation		298		42	1
See accompanying notes to the unaudited consolidated financial statements.

WIPRO LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in millions, except share data and where otherwise stated)
1. Overview
          Wipro Limited (Wipro), together with its subsidiaries (collectively, the Company) is a leading India based provider of IT Services, including Business Process Outsourcing (BPO) services, globally. Further, Wipro has other businesses such as IT Products, Consumer Care and Lighting and Infrastructure Engineering. Wipro is headquartered in Bangalore, India.
2. Significant Accounting Policies
          The preparation of consolidated financial statements in conformity with the U.S. generally accepted accounting principles (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Actual results could differ from these estimates. Refer to the Company’s Annual Report on Form 20-F for the year ended March 31, 2008 as filed with Securities and Exchange Commission (SEC) on May 30, 2008 for a discussion of the Company’s critical accounting policies.
          Interim results are not necessarily an indication of results for full year. Certain costs which are expensed for annual reporting purposes which clearly benefits two or more interim periods, are charged for an appropriate portion of annual cost by the use of accruals or deferrals at each interim period. The information included in this Form 6-K should be read in conjunction with the Company’s Annual Report on Form 20-F for the year ended March 31, 2008.
          Within the financial tables in this Form 6-K, certain columns and rows may not add due to the use of rounded numbers for disclosure purposes.
          Convenience translation: The accompanying consolidated financial statements have been reported in Indian rupees, the national currency of India. Solely for the convenience of the readers, the financial statements as of and for the six months ended September 30, 2008, have been translated into US dollars at the noon buying rate in New York City on September 30, 2008, for cable transfers in Indian rupees, as certified for customs purposes by the Federal Reserve Bank of New York of $1 = Rs. 46.45. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate.
          Accounting Change: The Company adopted SFAS No. 157, Fair Value Measurements, for its financial assets and liabilities effective April 1, 2008. This standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The Company elected to defer the provisions of SFAS No. 157 for its non-financial assets and liabilities. Such assets and liabilities, which include the Company’s non-current assets, long-term debt, minority interest and other long-term liabilities, will be subject to the provisions of SFAS No. 157 effective April 1, 2009. Adoption of SFAS No. 157 did not have a material impact on the Company’s consolidated financial statements.
          The Company adopted SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (SFAS No. 159) effective April 1, 2008. Adoption of SFAS No. 159 did not have a material effect on the Company’s consolidated financial statements.
          Recent Accounting Pronouncements
          FSP SFAS 142-3 In April 2008, the FASB issued FSP SFAS 142-3, Determination of the Useful Life of Intangible Assets (“FSP 142-3”). This guidance is intended to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS 142”), and the period of expected cash flows used to measure the fair value of the asset under SFAS 141R when the underlying arrangement includes renewal or extension of terms that would require substantial costs or result in a material modification to the asset upon renewal or extension. Companies estimating the useful life of a recognized intangible asset must now consider their historical experience in renewing or extending similar arrangements or, in the absence of historical experience, must consider assumptions that market participants would use about renewal or extension as adjusted for SFAS 142’s entity-specific factors. FSP 142-3 is effective for the Company beginning April 1, 2009. The Company is currently evaluating the potential impact of the adoption of FSP 142-3 on its consolidated financial statements.

3. Acquisitions
          During the period ended September 30, 2008, the Company completed the purchase price allocation to the individual assets and liabilities assumed in respect of acquisition of Infocrossing Inc. and subsidiaries (‘Infocrossing’) and Unza Holdings Limited and subsidiaries (‘Unza’). The following table presents the completed allocation of purchase price for Infocrossing and Unza:

Description	Infocrossing		Unza
Cash and cash equivalents	Rs.	775	Rs.	619
Property, plant and equipment		2,038		1,310
Customer-related intangibles		7,618		1,318
Marketing-related intangibles		—		3,402
Goodwill		18,101		6,860
Other assets		1,987		2,275
Short-term borrowings and long-term debt		(5,326)		(2,747)
Deferred income taxes, net		(2,395)		(812)
Other liabilities		(5,158)		(1,971)

Total	Rs.	17,640	Rs.	10,254

          The purchase price allocation to the identifiable intangible assets included in these financial statements is as follows:

	Infocrossing		Unza
Intangible Assets with Determinable Lives

Marketing-related intangibles	Rs.	—	Rs.	1,250
Customer-related intangibles		7,618		1,318

Total	Rs.	7,618	Rs.	2,568

Intangible Assets with Indefinite Lives

Marketing-related intangibles	Rs.	—	Rs.	2,152

Total	Rs.	—	Rs.	2,152

Total Intangible Assets	Rs.	7,618	Rs.	4,720

          The assessment of marketing-related intangibles (brands) that have an indefinite life and those that have a determinable life were based on a number of factors, including the competitive environment, market share, brand history, product life cycles, operating plan and macroeconomic environment of the countries in which the brands are sold.
4. Cash and Cash Equivalents
          Cash and cash equivalents as of March 31, 2008, September 30, 2007 and 2008 comprise of cash, cash on deposit with banks and corporations and highly liquid investments.
5. Accounts Receivable
          Accounts receivable are stated net of allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts based on the financial condition of its customers and aging of the accounts receivable. Accounts receivable are generally not collateralized. The activity in the allowance for doubtful accounts receivable is given below:

	Six months ended September 30,				Year ended March 31,
	2007		2008		2008
	(Unaudited)		(Unaudited)
Balance at the beginning of the period	Rs.	1,388	Rs.	1,096	Rs.	1,388
Additional provision during the period, net of collections		371		515		289
Bad debts charged to provision		(442)		(261)		(581)

Balance at the end of the period	Rs.	1,317	Rs.	1,350	Rs.	1,096

6. Inventories
          Inventories consist of the following:

	As of September 30,				As of March 31,
	2007		2008		2008
	(Unaudited)		(Unaudited)
Stores and spare parts	Rs.	336	Rs.	528	Rs.	455
Raw materials and components		2,868		3,631		2,950
Work-in-process		646		822		1,078
Finished goods		2,446		4,809		2,689

	Rs.	6,296	Rs.	9,790	Rs.	7,172

7. Investment Securities
          Investment securities consist of the following:

	As of September 30, 2007						As of September 30, 2008
	(Unaudited)						(Unaudited)
	Carrying		Gross Unrealized				Carrying		Gross Unrealized
	Value		Holding Gains		Fair Value		Value		Holding Gains		Fair Value
Available-for-sale:
Investments in liquid and short-term mutual funds	Rs.	22,733	Rs.	327	Rs.	23,060	Rs.	39,568	Rs.	320	Rs.	39,888

	As of March 31, 2008
	Carrying		Gross Unrealized
	Value		Holding Gains		Fair Value
Available-for-sale:

Investments in liquid and short-term mutual funds	Rs.	14,317	Rs.	491	Rs.	14,808

          Dividends from available-for-sale securities during the year ended March 31, 2008 and six months ended September 30, 2007 and 2008 were Rs. 1,428, Rs. 791 and Rs. 1,194 respectively and are included in other income.
8. Property, Plant and Equipment
          Property, plant and equipment consist of the following:

	As of September 30,				As of March 31,
	2007		2008		2008
	(Unaudited)		(Unaudited)
Land	Rs.	2,109	Rs.	2,134	Rs.	2,127
Buildings		8,623		11,717		9,679
Plant and machinery		7,991		16,568		13,327
Furniture, fixtures and equipment		4,706		7,980		6,853
Computer Equipments		12,861		11,701		10,518
Vehicles		2,241		2,647		2,417
Computer software for internal use		3,276		3,576		2,916
Capital work-in-progress		10,818		15,704		13,544

		52,265		72,027		61,381
Accumulated depreciation and amortization		(18,639)		(25,757)		(21,559)

	Rs.	33,626	Rs.	46,270	Rs.	39,822

          Depreciation expense for the year ended March 31, 2008 and six months ended September 30, 2007 and 2008 is Rs. 5,343, Rs. 2,392 and Rs. 3,206 respectively. This includes Rs. 752, Rs. 355 and Rs. 442 as amortization of capitalized internal use software, for the year ended March 31, 2008 and the six months ended September 30, 2007 and 2008, respectively.

9. Goodwill and Intangible Assets
          Information regarding the Company’s intangible assets acquired either individually or in a business combination consists of the following:

	As of September 30,
	2007						2008
	(Unaudited)						(Unaudited)
	Gross carrying		Accumulated				Gross carrying		Accumulated
	amount		amortization		Net		amount		Amortization		Net
Technology-based intangibles	Rs.	130	Rs.	90	Rs.	40	Rs.	130	Rs.	119	Rs.	11
Customer-related intangibles		4,522		1,132		3,390		11,226		2,164		9,062
Marketing-related intangibles (*)		9,172		119		9,053		4,883		297		4,586
Effect of translation adjustments		(207)		(20)		(187)		2,401		381		2,020

	Rs.	13,617	Rs.	1,321	Rs.	12,296	Rs.	18,640	Rs.	2,961	Rs.	15,679

	As of March 31, 2008
	Gross carrying		Accumulated
	amount		Amortization		Net
Technology-based intangibles	Rs.	130	Rs.	103	Rs.	27
Customer-related intangibles		4,585		1,518		3,067
Marketing-related intangibles (*)		9,172		190		8,982
Effect of translation adjustments		464		60		404

	Rs.	14,351	Rs.	1,871	Rs.	12,480

*	Gross carrying amount for marketing-related intangibles include indefinite life intangibles assets of Rs. 4,873, Rs. 4,873 and Rs. 2,152 as of March 31, 2008, September 30, 2007 and 2008 respectively.
The movement in goodwill balance is given below:

	Six months ended September 30,				Year ended March 31,
	2007		2008		2008
	(Unaudited)		(Unaudited)
Balance at the beginning of the period	Rs.	12,706	Rs.	38,943	Rs.	12,706
Goodwill relating to acquisitions		25,473		1,115		26,270
Adjustment relating to finalization of purchase price allocation		50		(636)		(215)
Tax benefit allocated to goodwill		—		—		(51)
Effect of translation adjustments		(640)		4,351		233

Balance at the end of the period	Rs.	37,589	Rs.	43,773	Rs.	38,943

Goodwill as of September 30, 2007, 2008 and March 31, 2008 has been allocated to the following reportable segments:

	As of September 30,				As of March 31,
Segment	2007		2008		2008
	(Unaudited)		(Unaudited)
IT Services	Rs.	31,753		34,268	Rs.	32,672
IT Products		242		299		278
Consumer Care and Lighting		4,429		7,784		4,641
Others		1,165		1,422		1,352

Total	Rs.	37,589	Rs.	43,773	Rs.	38,943

10. Warranty Obligation
          The activity in warranty obligations is given below:

					Year ended
	Six months ended September 30,				March 31,
	2007		2008		2008
	(Unaudited)		(Unaudited)
Balance at the beginning of the period	Rs.	742	Rs.	924	Rs.	742
Additional provision during the period		436		303		1,016
Reduction due to payments		(355)		(322)		(834)

Balance at the end of the period	Rs.	823	Rs.	905	Rs.	924

11. Operating Leases
          The Company leases office and residential facilities under cancelable and non-cancelable operating lease agreements that are renewable on a periodic basis at the option of both the lessor and the lessee. Rental payments under such leases were Rs. 1,880, Rs. 808 and Rs. 1,178 for the year ended March 31, 2008 and the six months ended September 30, 2007 and 2008 respectively.
          Details of contractual payments under non-cancelable leases are given below:

	(Unaudited)
Year ending September 30,
2009	Rs.	840
2010		810
2011		800
2012		782
2013		675
Thereafter		3,288

Total	Rs.	7,195

          Prepaid rentals for leasehold land included under Other assets, represent leases obtained for a period of 60 years and 90 years. The prepaid expense is being charged over the lease term and is included under other assets.
12. Investments in Affiliates
Wipro GE Medical Systems (Wipro GE)
          The Company has accounted for its 49% interest in Wipro GE by the equity method. The carrying value of the investment in Wipro GE as of March 31, 2008, September 30, 2007 and 2008 were Rs. 1,343, Rs. 1,379 and Rs. 1,521 respectively. The Company’s equity in the income of Wipro GE for six months ended September 30, 2007 and 2008 was Rs. 171 and Rs. 213 respectively.
          Wipro GE had received tax demands for the financial years ended March 31, 2001, 2002, 2003 and 2004 aggregating to a total of Rs 976, including interest. The tax demands were primarily on account of transfer pricing adjustments and denial of export benefits and tax holiday benefits as were claimed by Wipro GE under the Indian Income Tax Act, 1961 (the Act). Wipro GE appealed against the said demands before the first appellate authority. The first appellate authority had vacated the tax demands for the years ended March 31, 2001, 2002, 2003 and 2004. The income tax authorities thereafter filed an appeal for the years ended March 31, 2001, 2002, 2003 and 2004, which are currently pending before the second appellate authority.
          Considering the facts and nature of disallowance and the order of the appellate authority upholding the claims of Wipro GE, Wipro GE believes that the final outcome of the disputes should be in its favour and that it will not have any material adverse effect on its financial position and results of operations. The range of loss due to this contingency is between zero and the amount to which the demand is raised.

13. Financial Instruments
          Concentration of risk. Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, investments in liquid and short-term mutual funds, other investments securities, derivative financial instruments, accounts receivable and corporate deposits. The Company’s funds are invested with financial institutions and commercial corporations with high investment grade credit ratings. Limits have been established by the Company as to the maximum amount of cash that may be invested with any such single entity. To reduce its credit risk, the Company performs ongoing credit evaluations of customers. No single customer accounted for 10% or more of the accounts receivable as of March 31, 2008, September 30, 2007 and 2008 and revenues for the years ended March 31, 2008 and for the six months ended September 30, 2007 and 2008.
          Derivative financial instruments. The Company is exposed to foreign currency fluctuations on foreign currency assets / liabilities, forecasted cash flows denominated in foreign currency and net investments in foreign operations. The Company follows established risk management policies, including the use of derivatives to hedge foreign currency assets / liabilities, foreign currency forecasted cash flows and net investments in foreign operations. In these derivative instruments a bank is generally the counter party and the Company considers the risks of non-performance by such counterparty as non-material. A majority of the forward foreign exchange/option contracts mature between one to twelve months and the forecasted transactions are expected to occur during the same period. The balance portions of these forward foreign exchange / option contracts mature between twelve to sixty months.
          The following table presents the aggregate contracted outstanding principal amounts of the Company’s derivative contracts:

	As of September 30,		As of March 31,
	2007	2008	2008
	(Unaudited)	(Unaudited)
Forward contracts
Sell	$909	$2,125	$2,775
	€31	€139	€105
	£57	£47	£61

Buy	$533	$498	$435
	¥10	¥20,144	¥7,580
	£38	£—	£—

Net purchased options (to sell)	$259	$672	$641
	€—	€12	€24
	¥—	¥6,906	¥7,682
	£18	£65	£84

Cross-currency interest rate swap	¥—	¥35,016	¥—
          In connection with cash flow hedges, the Company has recorded Rs. (1,097), Rs. 674 and Rs. (13,823) of the net gains/(losses) as a component of accumulated and other comprehensive income within stockholders’ equity as on March 31, 2008, September 30, 2007 and September 30, 2008 respectively. The Company has also recognized a mark to market loss of Rs. 495, Rs. Nil and Rs. 2,494 as at March 31, 2008, September 30, 2007 and 2008 respectively, relating to changes in fair value of derivative financial instruments, designated as hedges of net investment in non-integral foreign operations in translation adjustments in other comprehensive income.
          The following table summarizes activity in the accumulated and other comprehensive income within stockholders’ equity related to all derivatives classified as cash flow hedges during the year ended March 31, 2008, six months ended September 30, 2007 and 2008.

					As of
	As of September 30,				March 31,
	2007		2008		2008
	(Unaudited)		(Unaudited)
Balance as at the beginning of the period	Rs.	72	Rs.	(1,097)	Rs.	72
Net gain/(loss) reclassified into net income on occurrence of hedged transactions		(72)		575		(72)
Deferred cancellation losses relating to roll-over hedging		—		(2,046)		—
Changes in fair value of effective portion of outstanding derivatives		674		(11,255)		(1,097)

Unrealized gain/(loss) on cash flow hedging derivatives, net		602		(12,726)		(1,169)

Balance as at the end of the period	Rs.	674	Rs.	(13,823)	Rs.	(1,097)

          As of September 30, 2007 and 2008 there were no significant gains or losses on derivative transactions or portions thereof that have become ineffective as hedges, or associated with an underlying exposure that did not occur.
          Other assets include derivative assets amounting to Rs. 1,005, Rs. 1,599 and Rs. 2,942 as of March 31, 2008, September 30, 2007 and 2008 respectively and Other liabilities includes derivative liabilities amounting to Rs. 2,571, Rs. 603 and Rs. 16,690 as of March 31, 2008, September 30, 2007 and 2008 respectively.
14. Accumulated Other Comprehensive Income
          The accumulated other comprehensive income includes the movement of translation reserve. The opening and closing balance in translation reserve is given below:

					Year ended
	Six months ended September 30,				March 31,
	2007		2008		2008
	(Unaudited)		(Unaudited)
Balance at the beginning of the period	Rs.	(220)	Rs.	(110)	Rs.	(220)
Movement in translation reserve		(777)		6,947		605
Movement in effective portion of hedges of net investments in foreign operations		—		(2,494)		(495)

Balance at the end of the period	Rs.	(997)	Rs.	4,343	Rs.	(110)

15. Debt
          During the period ended September 30, 2008 the Company further utilized its limits pertaining to revolving credit facilities and floating rate foreign currency loans to raise additional short-term borrowings in various currencies equivalent to Rs. 4,233.
          For further information on short-term borrowings and debt obligations, see note 15 of the Company’s Annual Consolidated Financial Statements as of March 31, 2008.
          Our interest expense was Rs. 305 and Rs. 1,066 for the six months ended September 30, 2007 and 2008 respectively. Interest capitalized by the Company was Rs. Nil and Rs. 179 for the six months ended September 30, 2007 and 2008 respectively.
16. Other Income, net
          Other income consists of the following:

	Six months ended September 30,
	2007		2008
	(Unaudited)		(Unaudited)
Interest income	Rs.	533	Rs.	738
Interest expense		(305)		(1,077)
Dividend income		791		1,194
Gain on sale of liquid and short-term mutual funds		550		570
Foreign exchange gain / (loss), net		—		(2,494)
Profit on sale of fixed assets		165		8

	Rs.	1,734	Rs.	(1,061)

          Foreign exchange gain / (losses) relates to exchange gain/ (losses) on External Commercial Borrowings (ECB), debt denominated in foreign currency and derivative financial instruments related to such foreign currency debt.
          The foreign exchange gains/ (losses) on the debt denominated in foreign currency, net of the mark-to-market gains/ (losses) on related forward exchange contracts, amounting Rs. Nil and Rs. 678 for the six months ended September 30, 2007 and 2008 respectively has been accounted for in the income statement within Other income, net. Further, the Company purchased cross-currency swap (CCS) in conjunction with a Yen-denominated External Commercial Borrowing (ECB) to offset its U.S. Dollar denominated foreign currency exposure arising from its investment in Wipro Inc. (a subsidiary). While the CCS along with the Yen-denominated ECB, is an economic hedge of the net investment in the foreign operation, this combination does not qualify as a hedging instrument within SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities and its related guidance. Accordingly, the foreign exchange exposure arising on such CCS along with exchange loss on Yen-denominated ECB amounting to Rs 1,816 has also been accounted for in the income statement within Other income, net.

17. Income Taxes
          Income taxes have been allocated as follows:

	Six months ended September 30,
	2007		2008
	(Unaudited)		(Unaudited)
Continuing operations	Rs.	1,704	Rs.	2,676
Stockholders equity for:
Unrealized gain / (loss) on investment securities, net		81		(60)
Unrealized gain / (loss) on cash flow hedging derivatives		—		(1,520)

Total income taxes	Rs.	1,785	Rs.	1,096

          Income taxes relating to continuing operations consist of the following:

	Six months ended September 30,
	2007		2008
	(Unaudited)		(Unaudited)
Current taxes
Domestic	Rs.	1,138	Rs.	1,743
Foreign		622		1,368

	Rs.	1,760	Rs.	3,111

Deferred taxes
Domestic	Rs.	(64)	Rs.	(148)
Foreign		8		(287)

	Rs.	(56)	Rs.	(435)

Total income tax expense	Rs.	1,704	Rs.	2,676

          Effective April 1, 2007, the Company adopted Financial Accounting Standards Board Interpretation 48, Accounting for Uncertainty in Income Taxes — An Interpretation of Statement of Financial Accounting Standards No. 109 (FIN 48).
          Although it is difficult to anticipate the final outcome on timing of resolution of any particular uncertain tax position, the Company believes that the total amount of unrecognized tax benefits will be decreased by Rs.167 during the next 12 months due to expiry of statute of limitation. The unrecognized tax benefit has increased by Rs. 918 during the six months ended September 30, 2008. The increase is primarily due to certain additional tax credits considered in the income tax fillings for the year ended March 31, 2008.
          A listing of our open tax years is given below. Additionally, certain uncertain tax positions relate to earlier years, which are currently under dispute with the tax authorities

Jurisdiction	Open tax years
India	2004-05 to 2007-08
United States – federal taxes	2004-05 to 2007-08
United States – state taxes	2002-03 to 2007-08
United Kingdom	2002-03 to 2007-08
Japan	2002-03 to 2007-08
Canada	2000-01 to 2007-08
18. Employee Stock Incentive Plans
          Wipro Equity Reward Trust (WERT). In 1984, the Company established a controlled trust called the WERT. Under the plan, the WERT would purchase shares of Wipro out of funds borrowed from Wipro. The Company’s Compensation Committee would recommend to the WERT, officers and key employees, to whom the WERT will grant shares from its holding. The shares have been granted at a nominal price. Such shares would be held by the employees subject to vesting conditions. The shares held by the WERT are reported as a reduction from stockholders’ equity.

          The movement in the shares held by the WERT is given below:

	Six months ended		Year ended
	September 30,		March 31,
	2007	2008	2008
	(Unaudited)	(Unaudited)
Shares held at the beginning of the period	7,961,760	7,961,760	7,961,760
Shares granted to employees	—	—	—
Grants forfeited by employees	—	—	—

Shares held at the end of the period	7,961,760	7,961,760	7,961,760

          Wipro Employee Stock Option plan and Restricted Stock Unit Option Plan. A summary of the general terms of grants under stock option plans and restricted stock unit plans are as follows:

		Range of
Name of Plan	Authorized Shares	Exercise Prices
Wipro Employee Stock Option Plan 1999 (1999 Plan)	30,000,000	Rs.	171 – 489
Wipro Employee Stock Option Plan 2000 (2000 Plan)	150,000,000	Rs.	171 – 489
Stock Option Plan (2000 ADS Plan)	9,000,000		$3–7
Wipro Restricted Stock Unit Plan (WRSUP 2004 plan)	12,000,000	Rs.	2
Wipro ADS Restricted Stock Unit Option Plan (WARSUP 2004 plan)	12,000,000		$0.04
Wipro employee Restricted Stock Unit Option Plan 2005 (WSRUP 2005 plan)	12,000,000	Rs.	2
Wipro employee Restricted Stock Unit Option Plan 2007 (WSRUP 2007 plan)	10,000,000	Rs.	2
          Employees covered under our stock option plans and restricted stock unit option plans (collectively stock option plans) are granted an option to purchase shares of the Company at the respective exercise prices, subject to requirement of vesting conditions (generally service conditions). These options generally vests over a period of five years from the date of grant. Upon vesting, the employees can acquire one equity share for every option. The maximum contractual term for the aforementioned stock option plans is generally ten years.
          The following table summarizes stock option activity:

			Six months ended September 30,						Year ended March 31,
			2007			2008			2008
			(Unaudited)			(Unaudited)
				Weighted			Weighted			Weighted
				Average			Average			Average
	Range of			Exercise			Exercise			Exercise
	Exercise Prices		Number	Price		Number	Price		Number	Price

Outstanding at the beginning of the year	Rs.	171 – 489	2,955,319	Rs.	333	1,219,926	Rs.	264	2,955,319	Rs.	333
		$3 – 7	556,089		$6	8,706		$5	556,089		$6
	Rs.	2	10,946,864	Rs.	2	9,700,163	Rs.	2	10,946,864	Rs.	2
		$0.04	1,551,330		$0.04	1,885,236		$0.04	1,551,330		$0.04

Granted	Rs.	171 – 489	—		—	120,000	Rs.	489	—		—
		$3 – 7	—		—	—		$—	—		—
	Rs.	2	2,000	Rs.	2	6,882,415	Rs.	2	81,300	Rs.	2
		$0.04	—		—	1,429,219		$0.04	665,386		$0.04

Exercised	Rs.	171 – 489	(212,979)	Rs.	388	(323,799)	Rs.	263	(1,211,880)	Rs.	374
		$3 – 7	(26,400)		$6	(4,400)		$5	(500,199)		$6
	Rs.	2	(11,800)	Rs.	2	(1,013,725)	Rs.	2	(574,051)	Rs.	2
		$0.04	(10,340)		$0.04	(207,964)		$0.04	(167,540)		$0.04

Forfeited and lapsed	Rs.	171 – 489	—	Rs.	-	(2,850)	Rs.	231	(523,513)	Rs.	400
		$3 – 7	—		$—	—		$—	(47,184)		$7
	Rs.	2	(396,792)	Rs.	2	(532,831)	Rs.	2	(753,950)	Rs.	2
		$0.04	(104,840)		$0.04	(302,130)		$0.04	(163,940)		$0.04

Outstanding at the end of the year	Rs.	171 – 489	2,742,340	Rs.	329	1,013,277	Rs.	291	1,219,926	Rs.	264
		$3 – 7	529,689		$6	4,306		$5	8,706		$5
	Rs.	2	10,540,272	Rs.	2	15,036,022	Rs.	2	9,700,163	Rs.	2
		$0.04	1,436,150		$0.04	2,804,361		$0.04	1,885,236		$0.04

          The following table summarizes information about stock options outstanding as of September 30, 2008

	Options Outstanding				Options Exercisable
		Weighted				Weighted
		Average	Weighted			Average	Weighted
		Remaining	Average			Remaining	Average
Range of		Life	Exercise			Life	Exercise
Exercise Prices	Numbers	(Months)	Price		Numbers	(Months)	Price

Rs.171 – 489	1,013,277	12	Rs.	291	893,277	5	Rs.	264
$3 –7	4,306	9		$5	4,306	9		$5
Rs 2	15,036,022	55	Rs.	2	2,259,363	42	Rs.	2
$0.04	2,804,361	61		$0.04	207,288	41		$0.04

          The weighted-average grant-date fair value of options granted during the year ended March 31, 2008 and the six months ended September 30, 2007 and 2008 was Rs. 578, Rs. Nil and Rs. 319 for each option respectively.
          The total intrinsic value of stock options exercised during the years ended March 31, 2008 and the six months ended September 30, 2007 and 2008 was Rs. 713, Rs 48 and Rs. 481 respectively. As of September 30, 2008 stock option that are outstanding and exercisable had an aggregate intrinsic value of Rs. 4,557 and Rs. 520 respectively. As of September 30, 2008, the unamortized stock compensation expense under the stock option plans is Rs. 4,681 and the same is expected to be amortized over a weighted average period of approximately 3.28 years.
          The Company granted 8,431,634 stock options during the half year ended September 30, 2008. A recent amendment to the Indian tax regulations levies a tax titled Fringe Benefit Tax (FBT) on all employee stock options, that are exercised on or after April 1, 2007, and is based on the intrinsic value of the stock options on the vesting date. The FBT liability is triggered only if the options are exercised. Consistent with the guidance in EITF Issue No. 00-16, Recognition and Measurement of Employer Payroll Taxes on Employee Stock Based Compensation, the Company records the FBT expense when the stock option is exercised since the FBT liability is triggered only subsequent to exercise. The tax laws permit the employer to recover the FBT from the employee as the tax relates to benefits accrued by the employee. Consequent to the amendment in the tax regulations, the Company has modified its employee stock option plans to recover the FBT from the employees. The Company’s recovery of FBT from the employees is directly linked to the exercise of the stock option by such employee and is recorded as an additional component of the exercise price of the options based on the guidance previously provided by Issue 15 of EITF Issue No. 00-23, Issues Related to the Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. 44.
          The fair value of each option granted has been determined using the Binomial option pricing model. The model includes assumptions regarding dividend yields, expected volatility, expected terms, risk free interest rates and expected Fringe Benefit Tax recovery. These assumptions reflect management’s best estimates, but involve inherent market uncertainties based on market conditions generally outside of Company’s control. As a result, if other assumptions had been used in the current period, stock-based compensation expense may have been impacted. Further, if the management uses different assumptions in future periods, stock based compensation expense may be materially impacted in future years.
          The fair value of each option is estimated on the date of grant using the Binomial model with the following assumptions:

Six months ended
September 30,
2008
(Unaudited)
Expected term	5 – 7	years
Risk free interest rates	7.36 – 7.42
Volatility	35.81 – 36.21
Dividend yield	—
          Total stock compensation cost recognized under the employee stock incentive plans is Rs. 1,076, Rs. 624 and Rs. 789 during the year ended March 31, 2008 and the six months ended September 30, 2007 and 2008 respectively. The compensation cost has been allocated to cost of revenues and operating expenses as follows:

	Six months ended				Year ended
	September 30,				March 31,
	2007		2008		2008
	(Unaudited)		(Unaudited)
Cost of revenues	Rs.	488	Rs.	616	Rs.	840
Selling and marketing expenses		79		100		137
General and administrative expenses		57		73		99

	Rs.	624	Rs.	789	Rs.	1,076

19. Earnings Per Share
          A reconciliation of net income and equity shares used in the computation of basic and diluted earnings per equity share is set out below:

	Six months ended September 30,
	2007	2008
	(Unaudited)	(Unaudited)
Earnings
Net income	Rs. 15,226	Rs. 16,363

Equity shares
Weighted average number of equity shares outstanding	1,449,964,665	1,453,064,597
Effect of dilutive equivalent shares-stock options	7,547,595	3,674,756

Weighted average number of equity shares and equivalent shares outstanding	1,457,512,260	1,456,739,353

          Shares held by the controlled WERT have been reduced from the equity shares outstanding for computing basic and diluted earnings per share as per the treasury stock method in accordance with SFAS No. 128, Earnings per Share. Shares exercised through a non-recourse loan by the WERT, have been reduced from the equity shares outstanding for computing basic earnings per share.
20. Employee Benefit Plans
          Gratuity. In accordance with applicable Indian laws, the Company provides for gratuity, a defined benefit retirement plan (Gratuity Plan) covering certain categories of its employees. The Gratuity Plan provides a lump sum payment to vested employees, at retirement or termination of employment, an amount based on the respective employee’s last drawn salary and the years of employment with the Company. The Company provides the gratuity benefit through annual contributions to a fund managed by the Life Insurance Corporation of India (LIC). Under this plan, the settlement obligation remains with the Company, although the Life Insurance Corporation of India administers the plan and determines the contribution premium required to be paid by the Company.
          Net gratuity cost for the six months ended September 30, 2007 and 2008 included:

	Six months ended September 30,
	2007		2008
	(Unaudited)		(Unaudited)
Service cost	Rs.	166	Rs.	125
Interest cost		41		63
Expected return on assets		(26)		(40)

Net gratuity cost	Rs.	181	Rs.	148

          Superannuation. Apart from being covered under the Gratuity Plan described above, the senior officers of the Company also participate in a defined contribution plan maintained by the Company. This plan is administered by the LIC and ICICI. The Company makes annual contributions based on a specified percentage of each covered employee’s salary. The Company has no further obligations under the plan beyond its annual contributions.
          Provident fund. In addition to the above benefits, all employees receive benefits from a provident fund, a defined contribution plan. The employee and employer each make monthly contributions to the plan equal to 12% of the covered employee’s salary. A portion of the contribution is made to the provident fund trust established by the Company, while the remainder of the contribution is made to the Government’s provident fund.
          The Company contributed Rs. 2,383, Rs. 926 and Rs. 1,293 to various defined contribution and benefit plans during the year ended March 31, 2008 and six months ended September 30, 2007 and 2008 respectively.

21. Sale of accounts receivables/employee advances
          From time to time, in the normal course of business, the Company transfers accounts receivables, net investment in sales-type finance receivables and employee advances (financials assets) to banks. Under the terms of the arrangements, the Company surrenders control over the financial assets and accordingly the transfers are recorded as sale of financial assets. The sale of financial assets may be with or without recourse. Under arrangements with recourse, the Company is obligated to repurchase the uncollected financial assets, subject to limits specified in the respective agreements with the banks. Additionally, the Company retains servicing responsibility for the transferred financial assets. Gains and losses on sale of financial assets are recorded at the time of sale and are based on the carrying value of the financial assets, fair value of the servicing liability and recourse obligations. During the year ended March 31, 2008 and the six months ended September 30, 2007 and 2008, the Company transferred financial asset of Rs. 1,625, Rs. 153 and Rs. 334 respectively under such arrangements and has included the proceeds in net cash provided by operating activities in the consolidated statements of cash flows. This transfer resulted in losses of Rs. 41, Rs. 6 and Rs 31 for the year ended March 31, 2008 and the six months ended September 30, 2007 and 2008 respectively.
22. Commitments and Contingencies
          Capital commitments. As of March 31, 2008, September 30, 2007 and 2008, the Company had committed to spend approximately Rs. 7,266, Rs. 4,796 and Rs. 1,762 respectively, under agreements to purchase property and equipment. These amounts are net of capital advances paid in respect of these purchases.
          Other commitments. The Company’s Indian operations have been established as a Software Technology Park Unit under a plan formulated by the Government of India. As per the plan, the Company’s India operations have export obligations to the extent of 1.5 times the employee costs for every year on an annual basis and 5 times the amount of foreign exchange released for capital goods imported, over a five year period. The consequence of not meeting this commitment in the future would be a retroactive levy of import duty on certain computer hardware that were previously imported duty free. As of September 30, 2008, the Company has met all commitments required under the plan.
          As of March 31, 2008, September 30, 2007 and 2008, the Company had contractual obligations to spend approximately Rs. 3,256, Rs. 2,405 and Rs. 4,104 respectively; under purchase obligations which include commitments to purchase goods or services of either fixed or minimum quantity that meet certain criteria.
          Guarantees. As of March 31, 2008, September 30, 2007 and 2008 performance and financial guarantees provided by banks on behalf of the Company to the Indian Government, customers and certain other agencies amount to approximately Rs. 4,392, Rs. 4,330 and Rs. 6,007 respectively, as part of the bank line of credit.
          Contingencies and lawsuits
          The Company received tax demands from the Indian income tax authorities for the financial years ended March 31, 2001, 2002, 2003 and 2004 aggregating to Rs. 11,127 (including interest of Rs. 1,503). The tax demand was primarily on account of denial of deduction claimed by the Company under Section 10A of the Income Tax Act 1961, in respect of profits earned by its undertakings in the Software Technology Park at Bangalore. The appeals filed by the Company for the above years to the first appellate authority were allowed in favour of the Company, thus deleting substantial portion of the demand raised by the Income tax authorities. On further appeal filed by the income tax authorities, in June 2008 the second appellate authority upheld the claim of the Company for years ended March 31, 2001 and 2002. The income tax authorities have filed similar appeals for years ended March 31, 2003 and 2004 which are pending before the second appellate authority.
          Considering the facts and nature of disallowance and the order of the appellate authority upholding the claims of the Company for earlier years, the Company believes that the final outcome of the above disputes should be in favour of the Company and there should not be any material impact on the financial statements. The range of loss due to this contingency is between zero and the amount to which the demand is raised.
23. Segment Information
          The Chairman of the Company has been identified as the Chief Operating Decision Maker (CODM) as defined by SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information. The Chairman of the Company evaluates the segments based on their revenue growth, operating income and return on capital employed. The management believes that return on capital employed is considered appropriate for evaluating the performance of its operating segments. Return on capital employed is calculated as operating income divided by the average of the capital employed at the beginning and at the end of the period. Capital employed includes total assets of the respective segments less all liabilities, except for short-term borrowings, long-term debt and obligations under capital leases.

          In April 2008, the Company re-organized its IT businesses by combining the Global IT Services and Products business and the India and AsiaPac IT Services and Products business and appointed joint Segment Chief Executive Officers for the combined IT businesses. Consequent to the reorganization, the Company identified IT Services and IT Products as the new operating and reportable segments within its IT business. There is no change in the reportable segments for other businesses.
          IT Services segment provides IT and IT enabled services to customers. Key service offering includes software application development, application maintenance, research and development services for hardware and software design, data center outsourcing services and business process outsourcing services.
          IT products segment sells a range of Wipro personal desktop computers, Wipro servers and Wipro notebooks and is a value added reseller of desktops, servers, notebooks, storage products, networking solutions and packaged software for leading international brands.
          The Consumer Care and Lighting segment manufactures, distributes and sells soaps, toiletries, lighting products and hydrogenated cooking oils for the Indian and Asian market.
          ‘Others’ consist of business segments that do not meet the requirements individually for a reportable segment as defined in SFAS No. 131. Corporate activities such as treasury, legal and accounting, which do not qualify as operating segments under SFAS No. 131 have been considered as reconciling items. Fringe benefit tax, which is an expenditure related tax, incurred by the Company is not allocated to individual segments and is reported as a reconciling item.
          Segment data for previous periods has been reclassified on a comparable basis. Information on reportable segments is as follows:

	Six months ended September 30, 2007 (Unaudited)
							Consumer
	IT Services and Products						Care and				Reconciling
	IT Services		IT Products		Total		Lighting		Others		Items		Entity Total
Revenues	Rs.	66,787	Rs.	10,866	Rs.	77,653	Rs.	5,782	Rs.	5,678	Rs.	—	Rs.	89,113
Exchange rate fluctuations		(448)		45		(403)		(12)		10		405		—

Total revenues		66,339		10,911		77,250		5,770		5,688		405		89,113
Cost of revenues		(44,440)		(9,720)		(54,160)		(3,539)		(4,632)		(104)		(62,435)
Selling and marketing expenses		(3,948)		(455)		(4,403)		(1,235)		(323)		(88)		(6,049)
General and administrative expenses		(3,693)		(404)		(4,097)		(243)		(355)		(21)		(4,716)
Amortization of intangible assets		(134)		(15)		(149)		(46)		(9)		—		(204)
Exchange rate fluctuations		—		—		—		—		—		(794)		(794)
Others, net		9		28		37		19		47		9		112

Operating income of segment (1)	Rs.	14,133	Rs.	345	Rs.	14,478	Rs.	726	Rs.	416	Rs.	(593)	Rs.	15,027

Capital employed opening						59,835		3,094		5,659		36,661		105,249
Capital employed closing						84,695		19,105		6,363		34,323		144,486
Average capital employed						72,265		11,100		6,011		35,492		124,868
Return on capital Employed						40%		13%		—		—		24%

	Six months ended September 30, 2008 (Unaudited)
							Consumer
	IT Services and Products						Care and				Reconciling
	IT Services		IT Products		Total		Lighting		Others		Items		Entity Total
Revenues	Rs.	92,127	Rs.	1 6,225	Rs.	108,352	Rs.	9,590	Rs.	5,775	Rs.	—	Rs.	123,717
Exchange rate fluctuations		(859)		(124)		(983)		(13)		(13)		1,009		—

Total revenues		91,268		16,101		107,369		9,577		5,762		1,009		123,717
Cost of revenues		(61,073)		(14,690)		(75,763)		(5,407)		(5,208)		(245)		(86,623)
Selling and marketing expenses		(5,866)		(628)		(6,494)		(2,254)		(170)		(68)		(8,985)
General and administrative expenses		(5,484)		(312)		(5,796)		(637)		(199)		(75)		(6,706)
Amortization of intangible assets		(500)		(8)		(508)		(191)		(23)		—		(722)
Exchange rate fluctuations		—		—		—		—		—		(1,010)		(1,010)
Others, net		66		43		109		35		90		15		250

Operating income of segment (1)	Rs.	18,411	Rs.	506	Rs.	18,917	Rs.	1,123	Rs.	252	Rs.	(374)	Rs.	19,921

Capital employed opening						99,673		19,308		6,990		48,219		174,190
Capital employed closing						102,086		18,840		7,034		58,977		186,936
Average capital employed						100,879		19,074		7,012		53,598		180,563
Return on capital Employed						38%		12%		—		—		22%

(1)	Operating income of segments is after amortization of stock compensation expense arising from the grant of options:

	Six Months ended September 30,
	2007		2008
Segments	(unaudited)		(unaudited)
IT Services	Rs.	558	Rs.	678
IT Products		36		49
Consumer Care and Lighting		13		37
Others		7		8
Reconciling items		10		17
          The Company has four geographic segments: India, the United States, Europe and Rest of the world.
          Revenues from the geographic segments based on domicile of the customer are as follows:

	Six Months ended September 30,
	2007		2008
	(unaudited)		(unaudited)
India	Rs.	20,926	Rs.	25,910
United States		40,164		55,279
Europe		22,262		29,112
Rest of the world		5,761		13,416

	Rs.	89,113	Rs.	123,717

          Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Readers are cautioned that this discussion contains forward-looking statements that involve risks and uncertainties. When used in this discussion, the words “anticipate”, “believe”, “estimate”, “intend” ,“could”, “may”, “plan”, “predict”, “should”, “would”, “will” and “expect” and other similar expressions as they relate to the company or our business are intended to identify such forward-looking statements. These forward-looking statements speak only as of the date of this report, and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Actual results, performances or achievements could differ materially from those expressed or implied in such forward-looking statements. Factors that could cause or contribute to such differences include those described under the heading “Risk Factors” as well as the other factors discussed in this report. Readers are cautioned not to place undue reliance on these forward-looking statements. The following discussion and analysis should be read in conjunction with our financial statements included herein and the notes thereto.
Overview
          We are a leading global information technology, or IT, services company, headquartered in Bangalore, India. We provide a comprehensive range of IT services, software solutions and research and development services in the areas of hardware and software design to leading companies worldwide. We use our development centers located in India and around the world, quality processes and global resource pool to provide cost effective IT solutions and deliver time-to-market and time-to-development advantages to our clients. We also provide business process outsourcing, or BPO, services.
          Our IT products segment is a leader in the Indian IT market and focuses primarily on meeting requirements for IT products of companies in India and the Middle East region.
          We also have a profitable presence in the markets for consumer products and lighting and infrastructure engineering.
          Until March 31, 2008, the Company was organized by segments, including Global IT Services and Products (comprising of IT Services and BPO Services segments), India and AsiaPac IT Services and Products, Consumer Care and Lighting and ‘Others’. The Chairman of the Company has been identified as the Chief Operating Decision Maker (“CODM”) as defined by SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information. The Chairman of the Company evaluates the segments based on their revenue growth, operating income and return on capital employed.
          In April 2008 the Company re-organized its IT businesses by combining the Global IT Services and Products business and the India and AsiaPac IT Services and Products business and appointed joint Segment Chief Executive Officers for the combined IT businesses. Consequent to the reorganization, the Company identified IT Services and IT Products as the new operating and reportable segments within its IT business. There is no change in the reportable segments for other businesses.
          Our revenue and net income for the three month and six month periods ended September 30, 2007 and 2008 are provided below.

	Wipro Limited and its subsidiaries
	Three months ended September 30,						Six months ended September 30,
					Year on						Year on Year
	2007		2008		Year Change		2007		2008		Change
					(in millions except earnings per share data)

Revenue	Rs.	47,281	Rs.	64,094	36%		Rs.	89,113	Rs.	123,717	39%
Cost of revenue		(33,166)		(45,223)	36%			(62,435)		(86,623)	39%
Gross profit		14,115		18,871	34%			26,678		37,094	39%
Operating income		8,163		10,169	25%			15,027		19,921	33%
Net income		8,122		8,224	1	%(1)		15,226		16,363	7	%(1)

As a Percentage of Revenue:
Selling and marketing expenses		6.95%		7.10%	15	bps		6.79%		7.26%	(47	) bps

General and administrative expenses		5.62%		5.39%	(23	) bps		5.29%		5.42%	13	bps
Gross margins		29.85%		29.44%	(41	) bps		29.94%		29.98%	4	bps
Operating Margin		17.26%		15.87%	(139	) bps		16.86%		16.10%	(76	) bps

Earnings per share
Basic		5.60		5.66				10.50		11.26
Diluted		5.57		5.65				10.45		11.23

(1)	Our adjusted non-GAAP net income for the three and six months ended September 30, 2008 is Rs. 9,466 and Rs. 18,311, respectively, a growth of 17% and 20% over the three and six months period ended September 30, 2007, respectively. See discussion below,

          Our revenue and operating income by business segment expressed in terms of percentages are provided below for the six months ended September 30, 2007 and 2008:

	Three months ended		Six months ended
	September 30,		September 30,
	2007	2008	2007	2008
	(In Percentage)
Revenue:
IT Services and Products
IT Services	74	74	75	74
IT Products	13	14	12	13
Total	87	88	87	87
Consumer Care and Lighting	8	8	7	8
Others	5	4	6	5
	100	100	100	100

Operating income:
IT Services and Products
IT Services	93	94	94	92
IT Products	2	2	2	3
Total	95	96	96	95
Consumer Care and Lighting	5	5	5	6
Others	—	(1)	(1)	(1)
	100	100	100	100
          The following table includes non-GAAP net income, excluding the impact of translating specific foreign currency borrowings and the impact of periodic fair value measurement of related floating-for-floating cross-currency swaps used in combination to mitigate exchange fluctuations arising from translation of investments in foreign operations, (which did not qualify as hedging of net investment, under GAAP), and certain stock-related fringe benefit tax expenses paid in India. This non GAAP net income is a measure defined by the SEC as a non-GAAP financial measure. This non-GAAP financial measure is not based on any comprehensive set of accounting rules or principles and should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP, and may be different from non-GAAP measures used by other companies. In addition to this non-GAAP measure, the financial statements prepared in accordance with GAAP and reconciliations of our GAAP financial statements to such non-GAAP measure should be carefully evaluated.
          A reconciliation of net income as reported and non-GAAP net income, excluding impact of currency translation on foreign currency loan, related floating-for-floating cross-currency swaps and certain stock-related fringe benefit tax, is as follows:

	Three months ended				Six months ended
	September 30,				September 30,
	2007		2008		2007		2008
Net income as per GAAP	Rs.	8,122	Rs.	8,224	Rs.	15,226	Rs.	16,363
Adjustments:
Translation loss on a foreign currency loan and changes in fair value of floating-for-floating cross-currency swap		—		1,156		—		1,816
Stock-related fringe benefit tax expense paid in India (1)		—		86		—		132

Adjusted Non-GAAP net income	Rs.	8,122	Rs.	9,466	Rs.	15,226	Rs.	18,311

(1)	relates to stock options granted prior to April 1, 2007, where application of GAAP results in a permanent mismatch between the fringe benefit tax expense recorded through the income statement and the related recovery of the fringe benefit tax from the employees by modifying the grants outstanding as of April 1,2007, which is recorded through equity
          The Company believes that the presentation of this non-GAAP adjusted net income, when shown in conjunction with the corresponding GAAP measures, provides useful information to investors and management regarding financial and business trends relating to its net income. The Company believes that foreign currency borrowing in combination with related floating-for-floating cross-currency swap are in substance economic hedges of net investment in foreign operations, though for GAAP reporting the impact of translation and fair value measurements are recorded in the income statement. In addition, our certain stock-based fringe benefit tax expenses are fully reimbursed by our employees, but for GAAP reporting, the reimbursement is recorded in stockholders’ equity. Therefore, making available an adjusted net income number that excludes the impact of these items from net income we believe provides useful supplemental information to both management and investors about our financial and business trends.

          For our internal budgeting process, our management also uses financial statements that do not include impact of periodic translation of such specific foreign currency borrowings and fair value re-measurement of related floating-for-floating cross-currency swaps and certain stock-based fringe benefit tax expenses. The management of the Company also uses non-GAAP adjusted net income, in addition to the corresponding GAAP measures, in reviewing our financial results.
          A material limitation associated with the use of non-GAAP net income as compared to the GAAP measures of net income is that it does not include costs which are recurring in nature and may not be comparable with the calculation of net income for other companies in our industry. The Company compensates for these limitations by providing full disclosure of the effects of non-GAAP measures, by presenting the corresponding GAAP financial measures and by providing a reconciliation to the corresponding GAAP measure.
Results of operations for the three months ended September 30, 2008 and 2007
•	Our total revenues increased by 36%, this was driven primarily by a 36%, 44%, 36% increase in revenue from our IT Services, IT Products and Consumer Care and lighting businss segment respectively.

•	Our gross profit as percentage of our total revenue declined marginally by 41 basis points (bps). This was primarily on account of a marginal decline in gross profit as a percentage of revenue from our IT services segment by 29 bps, a decline in gross profit as a percentage of revenue from our IT products segment by 170 bps and a decline in gross profit as a percentage of revenue from our Others segment including reconciling items by 76 bps. This was partially offset by an increase in gross profit as a percentage of revenue from our Consumer Care and Lighting business segment by 127 bps.

•	Our Selling and marketing expenses as a percentage of revenue has increased from 6.95% for the three months ended September 30, 2007 to 7.10% for the three months ended September 30, 2008. However, in absolute terms the selling and marketing expenses have increased by 38%, primarily due to increase in IT services segment.

•	Our General and administrative expenses as a percentage of revenue has declined from 5.62% for the three months ended September 30, 2007 to 5.39% for the three months ended September 30, 2008. However, in absolute terms the general and administrative expenses have increased by 30%, primarily due to increase in general and administrative expenses in IT Services segment.

•	The increase of Rs. 396 in the amortization of intangible assets was primarily due to an increase in the amortization of intangibles of our IT Services segment by Rs. 272, an increase in the amortization of intangibles of our Consumer Care and Lighting segment by Rs. 122. This increase is primarily attributable to the amortization of determinable life intangibles of Infocrossing and Unza.

•	As a result of the foregoing factors, our operating income increased by 25% from Rs. 8,162 for the three months ended September 30, 2007 to Rs. 10,169 for the three months ended September 30, 2008.

•	Our Other income, net, decreased from 743 for the three months ended September 30, 2007 to Rs. (789) for the three months ended September 30, 2008. This decrease is primarily on account of increase in foreign exchange loss attributable to restatement of debt denominated in foreign currency and change in the fair value of cross-currency swaps by Rs. 595 and Rs. 1,089 respectively. Further, decrease in other income was also due to increase in interest expenses on account of the increase in average outstanding debt during the three months ended September 30, 2008. This is partially offset by an increase in income from investments in liquid and short-term mutual funds by Rs. 229 and increase in dividend income by Rs. 183.

•	Our income taxes increased by Rs. 375, from Rs. 865 for the three months ended September 30, 2007 to Rs. 1,240 for the three months ended September 30, 2008. Our effective tax rate increased from 10% for the three months ended September 30, 2007 to 13% for the three months ended September 30, 2008. This increase is primarily due to reversal of income taxes in previous year. Adjusted for tax write back our effective tax rate has marginally increased from 12% for the three months ended September 30, 2007 to 13% for the three months ended September 30, 2008. The aforementioned increase is primarily due to expiry of tax holiday period in respect of certain units.

•	Our equity in earnings of affiliates for the three months ended September 30, 2007 and 2008 was Rs. 84 and Rs. 106, respectively. Equity in earnings of affiliates of Rs. 106 for the three months ended September 30, 2008 is the equity in earnings of Wipro GE. Equity in earnings of affiliates of Rs. 84 for the three months ended September 30, 2007 consisted of equity in earnings of Wipro GE of Rs. 96 and equity in loss of WM NetServ of Rs. 12.

•	As a result of the foregoing factors, our net income increased by Rs. 102 or 1%, from Rs. 8,122 for the three months ended September 30, 2007 to Rs. 8,224 for the three months ended September 30, 2008.
Results of operations for the six months ended September 30, 2008 and 2007
•	Our total revenues increased by 39%, this was driven primarily by a 38%, 48% and 66% increase in revenue from our IT Services, IT Products and Consumer Care and Lighting business segments, respectively.
•	Our gross profit as percentage of our total revenue increased marginally by 4 bps. This was primarily on account of an increase in gross profit as a percentage of revenue from our Consumer Care and Lighting business segment by 487 bps and a marginal increase in gross profit as a percentage of revenue from our IT services segment by 7 bps. This was partially offset by a decline in gross profit as a percentage of revenue from our IT Products segment by 216 bps and a decline in gross profit as a percentage of revenue from our Others segment, including reconciling items, by 280 bps.
•	Our Selling and marketing expenses as a percentage of revenue has increased from 6.79% for the six months ended September 30, 2007 to 7.26% for the six months ended September 30, 2008. However, in absolute terms the selling and marketing expenses have increased by 49%, primarily due to increase in IT services segment.
•	Our General and administrative expenses as a percentage of revenue has increased from 5.29% for the six months ended September 30, 2007 to 5.42% for the six months ended September 30, 2008. However, in absolute terms the general and administrative expenses have increased by 42%, primarily due to increase in general and administrative expenses in IT Services segment.
•	The increase of Rs. 518 in the amortization of intangible assets was primarily due to an increase in the amortization of intangibles of our IT Services segment by Rs. 366, an increase in the amortization of intangibles of our Consumer Care and Lighting segment by Rs. 145. This increase is primarily attributable to the amortization of determinable life intangibles of Infocrossing and Unza.
•	As a result of the foregoing factors, our operating income increased by 33% from Rs. 15,027 for the six months ended September 30, 2007 to Rs. 19,921 for the six months ended September 30, 2008.
•	Our Other income, net, decreased from 1,734 for the six months ended September 30, 2007 to Rs. (1,061) for the six months ended September 30, 2008. This decrease is primarily on account of increase in foreign exchange loss attributable to restatement of debt denominated in foreign currency and change in the fair value of cross-currency swaps by Rs. 678 and Rs. 1,816, respectively. Further, decrease in other income was also due to increase in interest expenses on account of the increase in average outstanding debt during the period ended September 30, 2008. This was partially offset by an increase in dividend income by Rs. 403.
•	Our income taxes increased by Rs. 972, from Rs. 1,704 for the six months ended September 30, 2007 to Rs. 2,676 for the six months ended September 30, 2008. Our effective tax rate increased from 10% for the six months ended September 30, 2007 to 14% for the six months ended September 30, 2008. Adjusted for tax write back our effective tax rate has increased from 11% for the six months ended September 30, 2007 to 14% for the six months ended September 30, 2008. This increase is primarily due to expiry of tax holiday period in respect of certain units and increase in the proportion of income subject to taxation in foreign jurisdiction.
•	Our equity in earnings of affiliates for the six months ended September 30, 2007 and 2008 was Rs. 171 and Rs. 213, respectively. Equity in earnings of affiliates of Rs. 213 for the six months ended September 30, 2008 is the equity in earnings of Wipro GE. Equity in earnings of affiliates of Rs. 171 for the six months ended September 30, 2007 consisted of equity in earnings of Wipro GE of Rs. 193 and equity in loss of WM NetServ of Rs. 22.
•	As a result of the foregoing factors, our net income increased by Rs. 1,137 or 7%, from Rs. 15,226 for the six months ended September 30, 2007 to Rs. 16,363 for the six months ended September 30, 2008.
Segment Analysis
IT Services
          We provide IT Services to our customers located in various markets around the world. The range of IT services we provide includes IT consulting, custom application design, development, re-engineering and maintenance, systems integration, package implementation, technology infrastructure total outsourcing, testing services and research and development services in the areas of hardware and software design. We also provide business process outsourcing services, or BPO, services.

Our services offerings within business process outsourcing area include customer interaction services, finance and accounting services and business process improvement services for repetitive processes. Our IT Services segment accounted for 75% and 74% of our revenue for the six months ended September 30, 2007 and 2008. Our IT Services segment accounted for 94% and 92% of our operating income for the six months ended September 30, 2007 and 2008.

	Three months ended September 30,				Six months ended September 30,
			Year on Year				Year on Year
	2007	2008	Change		2007	2008	Change
Revenue	34,879	47,335	36%		66,339	91,268	38%
Gross profit	11,639	15,656	35%		21,899	30,195	38%
Selling and marketing expenses	(2,026)	(2,981)	47%		(3,948)	(5,866)	49%
General and administrative expenses	(1,932)	(2,783)	44%		(3,693)	(5,484)	48%
Amortization of intangibles	(61)	(333)	446%		(134)	(500)	273%
Others, net	(27)	31	n.a.		9	66	n.a.
Operating income	7,593	9,590	26%		14,133	18,411	30%

As a Percentage of Revenue:
Selling and marketing expenses	5.81%	6.30%	(49)	bps	5.95%	6.43%	(48)	bps
General and administrative expenses	5.54%	5.88%	(34)	bps	5.57%	6.01%	(44)	bps
Gross margin	33.37%	33.08%	(29)	bps	33.01%	33.08%	7	bps
Operating margin	21.77%	20.26%	(151)	bps	21.30%	20.17%	(113)	bps
          In our segment reporting only, management has included the impact of exchange rate fluctuations in revenue. Excluding the impact of exchange rate fluctuations, revenue, as reported in our statements of income, is Rs. 34,760 and Rs. 46,523 for the three months ended September 30, 2007 and 2008 and Rs. 66,787 and Rs. 92,127 for the six months ended September 30, 2007 and 2008, respectively.
Results of operations for the three months ended September 30, 2008 and 2007
•	Our revenue from IT Services increased by 36%. The increase in revenue from IT services is driven by 42% increase in revenues from financial services, 15% increase in revenues from technology, media and telecom services, 36% increase in revenue from retail and transportation services, 42% increase in revenues from manufacturing and healthcare services and 16% increase in revenue from energy and utility services. In our IT Services segment, we added 28 new clients during the quarter ended September 30, 2008. The total number of clients that individually accounted for over US $ 1 million run rate in revenue increased from 308 as of September 30, 2007 to 426 as of September 30, 2008.
•	Our gross profit as a percentage of our revenue from our IT Services segment declined marginally by 29 basis points. The improvement in gross margin as percentage of revenue is primarily on account of improvement in realization and utilization rates. Our utilization of billable employees improved from 67% to 70%. These were offset by the increase in the personnel cost due to compensation review and grant of additional stock options during the period.
•	Selling and marketing expenses as a percentage of revenue from our IT Services segment has increased from 5.81% for the three months ended September 30, 2007 to 6.30% for the three months ended September 30, 2008. This increase was primarily due to increase in the personnel cost by Rs. 836, from Rs. 1,304 for the three months ended September 30, 2007 to Rs. 2,140 for the three months ended September 30, 2008, which is attributable to the increase in number of sales and marketing personnel for this business segment from 391 to 462, increase in the compensation costs as part of our compensation review and grant of additional stock options.
•	General and administrative expenses as a percentage of revenue from our IT Services segment has increased from 5.54% for the three months ended September 30, 2007 to 5.88% for the three months ended September 30, 2008. This increase was primarily due to increase in personnel cost by Rs. 242, from Rs. 793 for the three months ended September 30, 2007 to Rs. 1,035 for the three months ended September 30, 2008, which is attributable to the increase in the support staff consistent with the increase in volume and operations and increase in compensation cost as part of our compensation review and grant of additional stock options.
•	Increase in amortization of our intangibles is primarily attributable to amortization of customer-related intangible arising on acquisition of Infocrossing.
•	As a result of the above, operating income of our IT Services increased by 26%.

Results of operations for the six months ended September 30, 2008 and 2007
•	Our revenue from IT Services increased by 38%. The increase in revenue from IT services is driven by 44% increase in revenues from financial services, 20% increase in revenues from technology, media and telecom services, 36% increase in revenue from retail and transportation services, 45% increase in revenues from manufacturing and healthcare services and 23% increase in revenue from energy and utility services. In our IT Services segment, we added 59 new clients during the six months ended September 30, 2008. The total number of clients that individually accounted for over US $ 1 million run rate in revenue increased from 308 as of September 30, 2007 to 426 as of September 30, 2008.
•	Our gross profit as a percentage of our revenue from our IT Services segment increased marginally by 7 bps. The improvement in gross margin as percentage of revenue is primarily on account of improvement in realization and utilization rates. Our utilization of billable employees improved from 67% to 70% during the period ended September 30, 2008. These were offset by the increase in the personnel cost due to compensation review and grant of additional stock options during the period.
•	Selling and marketing expenses as a percentage of revenue from our IT Services segment has increased from 5.95% for the six months ended September 30, 2007 to 6.43% for the six months ended September 30, 2008. This increase was primarily due to increase in the personnel cost by Rs. 1,508, from Rs. 2,513 for the six months ended September 30, 2007 to Rs. 4,021 for the six months ended September 30, 2008, which is attributable to the increase in number of sales and marketing personnel for this business segment from 391 to 462, increase in the compensation costs as part of our compensation review and grant of additional stock options.
•	General and administrative expenses as a percentage of revenue from our IT Services segment has increased from 5.57% for the six months ended September 30, 2007 to 6.01% for the six months ended September 30, 2008. This increase was primarily due to increase in personnel cost by Rs. 764, from Rs. 1,507 for the six months ended September 30, 2007 to Rs. 2,271 for the six months ended September 30, 2008, which is attributable to the increase in the support staff consistent with the increase in volume and operations and increase in compensation cost as part of our compensation review and grant of additional stock options.
•	Increase in amortization of intangibles is primarily attributable to amortization of customer-related intangible arising on acquisition of Infocrossing.
•	As a result of the above, operating income of our IT Services has increased by 30%.
IT Products
          We leverage our strong distribution channel to sell a range of Wipro personal desktop computers, Wipro servers and Wipro notebooks. We are also a value added reseller of desktops, servers, notebooks, storage products, networking solution and packaged software. Our IT Products segment accounted for 12% and 13% of our revenue for the six months ended September 30, 2007 and 2008. Our IT Products segment accounted for 2% and 3% of our operating income for the six months ended September 30, 2007 and 2008.

	Three months ended September 30,				Six months ended September 30,
			Year on Year				Year on Year
	2007	2008	Change		2007	2008	Change
Revenue	6,359	9,144	44%		10,911	16,101	48%
Gross profit	632	753	19%		1,191	1,411	18%
Selling and marketing expenses	(194)	(364)	88%		(455)	(628)	38%
General and administrative expenses	(286)	(203)	(29)%		(404)	(312)	(23)%
Amortization of intangibles	(7)	(4)	(43)%		(15)	(8)	(47)%
Others, net	14	19	36%		28	43	54%
Operating income	160	201	26%		345	506	47%

As a Percentage of Revenue:
Selling and marketing expenses	3.05%	3.98%	(93	) bps	4.17%	3.90%	27	bps
General and administrative expenses	4.50%	2.22%	228	bps	3.70%	1.94%	176	bps
Gross margin	9.94%	8.23%	(171	) bps	10.92%	8.76%	(216	) bps
Operating margin	2.52%	2.20%	(32	) bps	3.16%	3.14%	(2	) bps

          In our segment reporting only, management has included the impact of exchange rate fluctuations in revenue. Excluding the impact of exchange rate fluctuations, revenue, as reported in our statements of income, is Rs. 6,289 and Rs 9,255 for the three months ended September 30, 2007 and 2008 and Rs. 10,866 and Rs. 16,225 for the six months ended September 30, 2007 and 2008, respectively.
Results of operations for the three months ended September 30, 2008 and 2007
•	Our revenue from the IT Products business grew by 44%. This increase is primarily due to growth in revenues across all product lines.
•	Our gross profit as a percentage of our revenue from our IT products segment decreased by 171 basis points. This decline is primarily attributable to increase in the procurement cost of imported items due to depreciation of Indian Rupee against U.S. Dollar during the three month ended September 30, 2008.
•	Selling and marketing expenses as percentage of revenue from our IT products segment has increased from 3.05% for the three months ended September 30, 2007 to 3.98% for the three months ended September 30, 2008. This increase was primarily due to focus on increasing presence in select geographies.
•	General and administrative expenses as percentage of revenue from our IT products segment has decreased from 4.50% for the three months ended September 30, 2007 to 2.22% for the three months ended September 30, 2008. This decline is primarily due to certain cost containment measures adopted by the Company.
•	As a result of above the operating income of our IT products increased by 26%.
Results of operations for the six months ended September 30, 2008 and 2007
•	Revenue from the IT Products business grew by 48%. This increase is primarily due to growth in revenues across all product lines.
•	Our gross profit as a percentage of our revenue from our IT products segment decreased by 216 basis points. This decline is primarily attributable to increase in the procurement cost of imported items due to depreciation of Indian Rupee against U.S. Dollar during the three month ended September 30, 2008.
•	Selling and marketing expenses as percentage of revenue from our IT products segment has decreased marginally from 4.17% for the six months ended September 30, 2007 to 3.90% for the six months ended September 30, 2008. However, the increase in selling and marketing expenses in absolute terms was primarily due to focus on increasing presence in select geographies.
•	General and administrative expenses as percentage of revenue from our IT products segment has decreased from 3.70% for the six months ended September 30, 2007 to 1.94% for the six months ended September 30, 2008. This decline is primarily due to certain cost containment measures adopted by the Company
•	As a result of above the operating income of our IT products increased by 47%.
Consumer Care and Lighting
          We leverage our brand name and distribution strengths to sustain a profitable presence in niche markets in the areas of soaps, toiletries and lighting products. With the acquisitions of Unza group, we are increasing our presence in personal care products sector in South East Asia. Our Consumer Care and Lighting segment accounted for 7% and 8% of our revenue for the six months ended September 30, 2007 and 2008. Our Consumer Care and Lighting segment accounted for 5% and 6% of our operating income for the six months ended September 30, 2007 and 2008.

	Three months ended September 30,				Six months ended September 30,
			Year on Year				Year on Year
	2007	2008	Change		2007	2008	Change
Revenue	3,549	4,831	36%		5,770	9,577	66%
Gross profit	1,482	2,079	40%		2,231	4,170	87%
Selling and marketing expenses	(842)	(1,098)	30%		(1,235)	(2,254)	83%
General and administrative expenses	(208)	(334)	61%		(243)	(637)	162%
Amortization of intangibles	(27)	(149)	452%		(46)	(191)	315%
Others, net	16	20	25%		19	35	84%
Operating income	421	518	23%		726	1,123	55%
As a Percentage of Revenue:
Selling and marketing expenses	23.72%	22.73%	99	bps	21.40%	23.54%	(214	) bps
General and administrative expenses	5.86%	6.91%	(105	) bps	4.21%	6.65%	(244	) bps
Gross margin	41.76%	43.03%	127	bps	38.67%	43.54%	487	bps
Operating margin	11.86%	10.72%	(114	) bps	12.58%	11.73%	(85	) bps
          We have been in the Consumer Care business since 1945 and the lighting business since 1992. The Consumer Care business has historically generated surplus cash. Our strategy is to sustain operating margins, continue generating positive operating cash flows and increase the proportion of revenues from high margin products. In Unza, our strategy is to sustain and expand our market share in south-east Asia and introduce premium personal care products of Unza in the Indian markets.
          In our segment reporting only, management has included the impact of exchange rate fluctuations in revenue. Excluding the impact of exchange rate fluctuations, revenue, as reported in our statements of income, is Rs. 3,561 and Rs. 4,832 for the three months ended September 30, 2007 and 2008 and Rs. 5,782 and Rs. 9,590 for the six for the three months ended September 30, 2007 and 2008, respectively.
Results of operations for the three months ended September 30, 2008 and 2007
•	Our Consumer Care and Lighting revenue increased by 36%. This increase in revenue is attributable to an increase in the volume of our soap, lighting and furniture products and integration of Unza from August 2007, which contributed additional revenues of Rs. 751.

•	Our gross profit as a percentage of our revenues from Consumer Care and Lighting revenue increased by 127 bps. This increase was primarily due to increase in the proportion of revenue from product range manufactured by Unza, which typically have higher gross margins.

•	Selling and marketing expense as percentage of revenue from our Consumer Care and Lighting segment has declined marginally from 23.72% for the three months ended September 30, 2007 to 22.73% for the three months ended September 30, 2008. This is primarily due to higher marketing and promotional expense in select geography in the previous period. However, the increase in selling and marketing expenses in absolute terms is attributable to additional expenses of Rs. 256 on account of integration of Unza from August 1, 2007. Selling and distribution expense as a percentage of our revenue is typically higher in Unza products.

•	General and administrative expense as percentage of revenue from our Consumer Care and Lighting Segment has increased from 5.86% for the three months ended September 30, 2007 to 6.91% for the three months ended September 30, 2008. The increase in general and administrative expenses is attributable to additional expenses of Rs. 91 on account of integration of Unza from August 1, 2007. General and administrative expense as a percentage of our revenue is typically higher in Unza products.

•	As a result of the above, operating income of our Consumer Care and Lighting increased by 23%.
Results of operations for the six months ended September 30, 2008 and 2007
•	Our Consumer Care and Lighting revenue increased by 66%. The increase in revenue is attributable to an increase in the volume of our soap, lighting and furniture products and integration of Unza from August 2007, which contributed additional revenues of Rs. 2,723.

•	Our gross profit as a percentage of our revenues from Consumer Care and Lighting revenue increased by 487 bps. This increase was primarily due to increase in the proportion of revenue from product range manufactured by Unza, which typically have higher gross margins.

•	Selling and marketing expense as percentage of revenue from our Consumer Care and Lighting segment has increased from 21.40% for the six months ended September 30, 2007 to 23.54% for the six months ended September 30, 2008. This increase is primarily due to integration of Unza from August 2007. Selling and distribution expense as a percentage of our revenue is typically higher in Unza products.

•	General and administrative expense as percentage of revenue from our Consumer Care and Lighting Segment has increased from 4.21% for the six months ended September 30, 2007 to 6.65% for the six months ended September 30, 2008. This increase is primarily due to integration of Unza from August 2007. General and administrative expense as a percentage of our revenue is typically higher in Unza products.

•	As a result of the above, operating income of our Consumer Care and Lighting increased by 55%.
Others, including reconciling items
Results of operations for the three months ended September 30, 2008 and 2007
•	Our revenue from Others, including reconciling items, increased by Rs. 291, or 12%, from Rs. 2,494 for the three months ended September 30, 2007 to Rs. 2,785 for the three months ended September 30, 2008. This increase was primarily driven by increase in the revenue from hydraulic cylinders.

•	Our operating income of Others, including reconciling items, decreased from Rs. (11) for the three months ended September 30, 2007 to Rs. (144) for the three months ended September 30, 2008. This is primarily due to lower sales growth during the three month ended September 30, 2008, while a significant portion of the operating cost being fixed in nature.
Results of operations for the six months ended September 30, 2008 and 2007
•	Our revenue from Others, including reconciling items, increased by Rs. 678, or 11%, from Rs. 6,093 for the six months ended September 30, 2007 to Rs. 6,771 for the six months ended September 30, 2008. This increase was primarily driven by increase in the revenue from customized hydraulic cylinders.

•	Our operating income of Others, including reconciling items, increased from Rs. (177) for the six months ended September 30, 2007 to Rs. (122) for the six months ended September 30, 2008. This is primarily due to lower sales growth during the six month ended September 30, 2008, while a significant portion of the operating cost being fixed in nature.
Stock Compensation
          As of September 30, 2008, 1,017,583 options are outstanding under our stock option plan and 17,840,383 options are outstanding under our restricted stock unit option plan. The compensation cost arising from such grants is being amortized over the relevant vesting period. As a result of the above, we have amortized stock compensation expenses of Rs. 624 and Rs. 789 for the six months ended September 30, 2007 and 2008 respectively.
          The stock compensation charge has been allocated to cost of revenue, selling and marketing expenses and general and administrative expenses in line with the nature of the service rendered by the employee who received the benefit.
          The allocation is as follows:

	Three months ended September				Six months ended September
	30,				30,
	2007		2008		2007		2008
	(in millions)				(in millions)
Cost of revenue	Rs	244	Rs	352	Rs	488	Rs	616
Selling and marketing expenses		40		58		79		100
General and administrative expenses		28		43		57		73

	Rs	312	Rs	453	Rs	624	Rs	789

Amortization of Intangible Assets
          Intangible assets are amortized over their estimated useful lives in proportion to the economic benefits consumed in each period. We have amortized intangible assets of Rs. 254 and Rs. 769 for the six months ended September 30, 2007 and 2008, respectively.

Foreign exchange gains / (losses), net
          Our foreign exchange gains/(losses), net, comprise:
•	exchange differences arising from the translation or settlement of transactions in foreign currency, except for exchange differences on debt denominated in foreign currency (which are reported within Other income, net); and

•	the changes in fair value for derivatives not designated as hedging derivatives and ineffective portion of the hedging instruments. For forward foreign exchange contracts which are designated and effective as accounting hedges, the marked to market gains and losses are deferred and reported as a component of other comprehensive income in stockholder’s equity and subsequently recorded in the income statement when the hedged transactions occur, along with the hedged items. Changes in the fair value of derivative instruments which are economic hedges in respect of debt denominated in foreign currency are reported in other income, net.
Other Income, net
          Our other income, net includes interest income on liquid and short-term investments, interest and related expense on short-term borrowings from bank, short-term and long-term debt, dividend income, exchange differences arising from the translation or settlement of debt denominated in foreign currency and changes in fair value of related derivative instruments and realized gains/losses on the sale of investment securities.
Equity in Earnings/Losses of Affiliates
          Wipro GE Medical Systems Private Limited. (Wipro GE). We hold a 49% equity interest in Wipro GE Medical Systems Private Limited, a venture where General Electric, USA holds the balance of 51%.
Income Taxes
          Our net income earned from providing services at client premises outside India is subject to tax in the country where we perform the work. Most of our tax paid in countries other than India can be applied as a credit against our Indian tax liability to the extent that the same income is liable to tax in India.
          Currently, we benefit from certain tax incentives under the Indian tax laws. As a result of these incentives, our operations have not been subject to significant Indian tax liabilities. These tax incentives currently include a tax holiday from payment of Indian corporate income taxes for our businesses operating from specially designated Software Technology and Hardware Technology Parks and Special Economic Zones. We are currently also eligible for exemptions from other taxes, including customs duties.
          Software Technology and Hardware Technology Parks. Under this scheme there is provision for an income tax deduction of 100 percent for profits derived from exporting information technology services for the first ten years from the date of commencement of the provision of services. Previously, the tax holiday for these parks was scheduled to expire in stages with a mandated maximum expiry period of March 31, 2009. The Finance Act, 2008 has extended the availability of the ten year tax holiday by period of one year such that the tax holiday will be available until the earlier of fiscal year 2010 or ten years.
          Special Economic Zone. Under this scheme, units in designated special economic zones which begin providing services on or after April 1, 2005 will be eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50 percent of such profits or gains for a further five years. Certain tax benefits are also available for a further five years subject to the unit meeting defined conditions.
          As a result, a substantial portion of our pre-tax income has not been subject to a significant tax in India in recent years. When our tax holiday and income tax deduction exemptions expire or terminate, our costs will increase. Additionally, the Government of India could enact laws in the future, which could impair the tax incentives which benefit our business.
          The Company had received tax demands from the Indian income tax authorities for the financial years ended March 31, 2001, 2002, 2003 and 2004 aggregating to Rs. 11,127 (including interest of Rs. 1,503). The tax demand was primarily on account of denial of deduction claimed by the Company under Section 10A of the Income Tax Act 1961, in respect of profits earned by its undertakings in Software Technology Park at Bangalore. The appeals filed by the Company for the above years to the first appellate authority were allowed in favour of the Company, thus deleting substantial portion of the demand raised by the Income tax authorities. On further appeal filed by the income tax authorities, in June 2008 the second appellate authority upheld the claim of the Company for years ended March 31, 2001 and 2002. The income tax authorities have filed similar appeals for years ended March 31, 2003 and 2004 which are currently pending before the second appellate authority.
          Considering the facts and nature of disallowance and the order of the first appellate authority upholding our claims for earlier years, we believe that the final outcome of the above disputes should be in our favour and there should not be any material impact on the financial statements. The range of loss relating to these contingencies is between zero and the amount of the demand.

          Although we currently believe we will ultimately prevail in our appeals, the result of such appeals, and any subsequent appeals, cannot be predicted with certainty. Should we fail to prevail in our appeal, or any subsequent appeals, in any reporting period, the operating results of such reporting period could be materially adversely affected.
          Pursuant to the changes in the Indian income tax laws, Minimum Alternate Tax (MAT) has been extended to income in respect of which deduction is claimed under section 10A and 10B; consequently, we have calculated our domestic tax liability for fiscal 2008 after considering MAT. The excess tax paid under MAT provisions over and above normal tax liability can be carried forward and set-off against future tax liabilities computed under normal tax provisions. The Company was required to pay MAT for fiscal 2008 and, accordingly, a deferred tax asset of Rs. 126 has been recognized on the balance sheet as of March 31, 2008, which can be carried forward for a period of 7 years.
          The Indian tax laws were amended to levy an additional income tax on companies called a “Fringe Benefits Tax”, or FBT. Pursuant to this Act, companies are deemed to have provided fringe benefits to their employees if certain defined expenses and employee stock option expenses are incurred. These expenses, or a portion thereof, is deemed to be a fringe benefit to the employees and subjects a company to tax at a rate of 30%, exclusive of applicable surcharge and cess. FBT on all stock options is assessed that are exercised on or after April 1, 2007, and is based on the intrinsic value of the stock options on the vesting date. We record the FBT liability for employee stock option at the time of exercise of employee stock options.. The FBT and other similar taxes enacted in the future by the Government of India could adversely affect our profitability. In our income statement, the FBT is allocated as cost of revenues, selling and marketing expenses and general and administrative expenses on the basis of its nature.
          The Indian tax laws permit the employer to recover the FBT from the employee as the tax relates to benefits accruing to the employees. Pursuant to such, we have amended our stock option plans to recover the amount from the employees relating to employee stock options. For options granted prior to March 31, 2007, although the FBT expense will be recorded through our income statement, the corresponding recovery, which is directly linked to exercise of stock options, will be recorded as additional exercise price. The FBT liability for outstanding options as of September 30, 2008, is approximately Rs. 1,873.
          The unrecognized tax benefit has increased by Rs. 918 during the six months ended September 30, 2008. The increase is primarily due to certain additional tax credits considered in the income tax fillings for the year ended March 31, 2008.
Liquidity and Capital Resources
          The Company’s cash flow from operating, investing and financing activities, as reflected in the Consolidated Statement of Cash Flows on page 7, is summarized in the table below:

	Six months ended September 30,				Change
	2007		2008
Net cash provided by/(used in) continuing operations:
Operating activities	Rs	12,225	Rs	17,353	5,128
Investing activities		(22,672)		(34,523)	11,851
Financing activities		18,317		(2,415)	(20,732)
Net change in cash and cash equivalents		7,870		(19,585)	(27,455)
Effect of exchange rate changes on cash and cash equivalent		(16)		472	488
          As of September 30, 2008, we had cash and cash equivalents of Rs. 20,157, in investments in liquid and short-term mutual funds of Rs. 39,888 and unused fund-based lines of credit in various currencies of approximately Rs. 20,080, from our bankers for working capital requirements. Additionally we also have non-fund based unused lines of credit in various currencies for a total of approximately Rs. 2,961. To utilize these lines of credit we need to comply with certain financial covenants. As of September 30, 2008 we were in compliance with such financial covenants. We have historically financed our working capital and capital expenditure through our operating cash flows, and through bank debt as required.
          Cash provided by our operating activities increased from Rs. 12,225 for the six months ended September 30, 2007 to Rs. 17,353 for the six months ended September 30, 2008. Our net income increased by Rs. 1,137 during the six month period ended September 30, 2008 and our cash provided by operating activities increased by Rs. 5,128. This increase is primarily due to non cash charge of Rs. 1,816 and tax refund of Rs. 2,914 received during the six months ended September 30, 2008. In addition increase in the accounts payable and accrued expenses resulting from better management of payable terms. This was partially offset by the increase in inventory of IT products business attributable to strategic procurement for servicing large contracts and increase in inventory of Consumer Care and Lighting segment to mitigate the impact of anticipated price increase. This was also partially offset by increase in unbilled revenue attributable to the increase in proportion of revenues derived from fixed price projects and deferred payment arrangements in certain contracts.

          Cash used in investing activities for the six months ended September 30, 2008 was Rs. (34,523) as against Rs. (22,672) in the six month period ended September 30, 2007. Cash generated from the operation and opening balance of cash and cash equivalent were utilized for the net purchase of investments to Rs. (24,643), purchase of property, plant and equipment amounting to Rs. (8,601) and payment made for acquisitions to Rs. (1,192) which is primarily driven by the growth strategy of the Company.
          Cash used in financing activities for the six month period ended September 30, 2008 was Rs. (2,415) as against Rs. 18,317 of cash provided by financing activities in the six month period ended September 30, 2007. This decrease is primarily due to a decline in net proceeds from short-term borrowings and long-term debt by Rs. 16,777. This was partially offset by an increase in payment of dividend by Rs. 4,881.
          We maintain debt/borrowing level that we have established through consideration of a number of factors including cash flow expectation, cash required for operations and investment plans. We continually monitor our funding requirement and strategies are executed to maintain sufficient flexibility to access global funding sources, as needed.
          We have paid a cash dividend of Rs. 4 per share on our equity shares and ADRs. The total dividend payout was Rs. 6,826.
          As of September 30, 2008 we had contractual commitments of Rs. 1,762 ($38) related to capital expenditures on construction or expansion of software development facilities, non-cancelable operating lease obligations and other purchase obligations. Plans to construct or expand our software development facilities are dictated by business requirements.
          Our liquidity and capital requirements are affected by many factors, some of which are based on the normal ongoing operations of our businesses and some of which arise from uncertainties related to global economies and the markets that we target for our services. We cannot be certain that additional financing, if needed, will be available on favorable terms, if at all.
Off-Balance Sheet Arrangements
          We have not entered into any off-balance sheet arrangements as defined in the SEC Final Rule 67 (FR-67), “Disclosure in Management’s Discussion and Analysis about Off-Balance Sheet Arrangements and Aggregate Contractual Obligations.”
Contractual Obligations
          As at September 30, 2008 we further utilized our fund-based facilities to raise an additional short-term borrowings and long-term debt of Rs. 4,524, our purchase obligation and non-cancelable operating lease obligation increased by Rs. 848 and Rs. 1,163 respectively and Capital commitments reduced by Rs. 5,504 when compared to the obligations reported in our Annual Report on Form 20-F for the fiscal year ended March 31, 2008 filed with the SEC on May 30, 2008. There is no material change in the contractual obligation table relating to obligation under capital leases, estimated interest payment, other long-term liabilities and repayment schedule thereof during the six months ended September 30, 2008.
          Our purchase obligations include all commitments to purchase goods or services of either a fixed or minimum quantity that meet any of the following criteria: (1) they are non-cancelable, or (2) we would incur a penalty if the agreement was terminated. If the obligation is cancelable, but we would incur a penalty on cancellation then the amount of the penalty is included as a purchase obligation.
          The amount of unrecognized tax benefits as of September 30, 2008 is Rs. 6,191. For these amounts, the extent of the amount and timing of payment/cash settlement is not reliably estimable or determinable, at present.
Trend Information
          IT Services. The shift in role of Information and Technology (IT) from merely supporting business to transforming business, is driving productivity gains and helping create new business models. This has led to an increase in the importance of IT. The increasing acceptance of outsourcing and off-shoring of activities as an economic necessity has contributed to the continued growth in our revenue. However, the increased competition among IT companies, commoditization of services has limited our ability to increase our prices and improve on our profits. We continually strive to differentiate ourselves from the competition by innovating service delivery models, adopting new pricing strategies and demonstrate our value proposition to the client to sustain prices and profits. We have also acquired businesses to augment our existing services and capabilities.
          Our gross profit as a percentage of revenues in IT Services for the six months ended September 30, 2008 has improved marginally as compared to the gross profit as a percentage of revenue for the six months ended September 30, 2007. However, we anticipate difficulty in further improving our gross profits due to the following reasons:

•	Our limited ability to increase prices;

•	Increases in proportion of services performed at client location

•	Increases in wages for our IT professionals;

•	The impact of amortization of stock compensation cost;

•	The impact of exchange rate fluctuations on our rupee realizations;

•	Lower gross margins in our IT infrastructure management services.
          In response to the pressure on gross margins and the increased competition from other IT services companies, we are focusing on offering services with higher margins, strengthening our delivery model, increasing employee productivity, investing in emerging technology areas, managing our cost structure, aligning our resources to expected demand and increasing the utilization of our IT professionals. Utilization is the proportion of billed resources to total resources. Our total resources for the purpose of computing utilization include resources in administration and general support function.
          Our IT Services business segment is also subject to fluctuations primarily resulting from factors such as:
•	The effect of seasonal hiring which occurs in the quarter ended June 30;

•	The time required to train and productively use new employees;

•	The proportion of services we perform at client sites for a particular project;

•	Exchange rate fluctuations; and

•	The size, timing and profitability of new projects.
          IT Products. In our IT Products business segment, we have experienced pricing pressures due to increased competition among IT companies. Large multinational corporations like IBM, HP and Dell have identified India as a key focus area. Our gross margin in this business segment is also impacted by proportion of business from sale of traded and manufactured products.
          Our IT Products business segment is also subject to seasonal fluctuations. Our revenue in this business segment is driven by the capital expenditure budgets and spending patterns of our clients, who often delay or accelerate purchases in reaction to tax depreciation benefits on capital equipment. As a result revenue from our IT product business segment for the quarters ended March 31 and December 31 are typically higher than other quarters of the year.
          Consumer Care and Lighting. Our Consumer Care and Lighting business segment is also subject to seasonal fluctuations. Our revenues in this segment are also subject to commodity price fluctuations.
          Our quarterly revenue, operating income and net income have varied significantly in the past and we expect that they are likely to vary in the future. You should not rely on our quarterly operating results as an indication of future performance. Such quarterly fluctuations may have an impact on the price of our equity shares and ADSs.
Critical accounting policies
          Critical accounting policies are defined as those that in our view are the most important for portrayal of the Company’s financial condition and results and which place the most significant demands on management’s judgment. For a description of our critical accounting policies and estimates, refer to our Annual Report on Form 20-F for the year ended March 31, 2008 as filed with the SEC on May 30, 2008.
Item 3.  Quantitative and Qualitative Disclosure about Market Risk.
General
          Market risk is the risk of loss of future earnings, to fair values or to future cash flows that may result from a change in the price of a financial instrument.  The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market risk sensitive instruments. Market risk is attributable to all market risk sensitive financial instruments including investments, foreign currency receivables, payables and debt.
          Our exposure to market risk is a function of our investment and borrowing activities and our revenue generating activities in foreign currency.  The objective of market risk management is to avoid excessive exposure of our earnings and equity to loss.
Risk Management Procedures
          We manage market risk through a corporate treasury department, which evaluates and exercises independent control over the entire process of market risk management. Our corporate treasury department recommends risk management objectives and policies, which are approved by senior management and our Audit Committee. The activities of this department include management of cash resources, implementing hedging strategies for foreign currency exposures, borrowing strategies, and ensuring compliance with market risk limits and policies on a daily basis.

Components of Market Risk
          Our exposure to market risk arises principally from exchange rate risk. Interest rate risk is the other component of our market risk.
          Exchange rate risk. Our exchange rate risk primarily arises from our foreign exchange revenue, receivables, cash balances, forecasted cash flows, payables and foreign currency debt. A significant portion of our revenue is in U.S. Dollars, Euro and Pound Sterling, while a significant portion of our costs are in Indian Rupees. The exchange rate between the Rupee and Dollar, Euro and Pound Sterling has fluctuated significantly in recent years and may continue to fluctuate in the future. Appreciation of the Rupee against these currencies can adversely affect our results of operations.
          We evaluate our exchange rate exposure arising from these transactions and enter into foreign currency derivative instruments to mitigate such exposure. We follow established risk management policies, including the use of derivatives like forward foreign exchange contracts to hedge forecasted cash flows denominated in foreign currency. See Note 13 of our Notes to the Unaudited Consolidated Financial Statements for information relating to outstanding derivative contracts as of September 30, 2008.
          All derivative instruments are recognized in the balance sheet and measured at fair value. Changes in fair value for foreign currency derivative instruments that do not qualify as hedges and/ or any ineffective portion of hedges are recognized in our consolidated income statement in the current period. In connection with cash flow hedges, we have recorded Rs. 674 and Rs. (13,823) net gains/(losses) as a component of accumulated and other comprehensive income within stockholders’ equity as at September 30, 2007 and 2008 respectively.
          As of September 30, 2008, Rs. 1 increase / decrease in the spot rate for exchange of Indian Rupee with U.S. Dollar would result in approximately Rs. 2,299 decrease / increase in the fair value of the Company’s foreign currency dollar denominated derivative instruments.
          As of September 30, 2008, 1% movement in the exchange rate between U.S. Dollar and Yen would result in approximately Rs. 155 increase/decrease in the fair value of cross currency swaps.
          Interest rate risk. Our interest rate risk primarily arises from our investment securities and floating rate debt, including various revolving and other lines of credit. Our investments are primarily in short-term investments, which do not expose us to significant interest rate risk. Our exposure to interest rate risk has not changed materially as compared to March 31, 2008.
          Fair value. The fair value of our market rate risk sensitive instruments, other than derivative instruments, closely approximates their carrying value.
Item 4. Controls and Procedures.
Evaluation of disclosure controls and procedures.
Based on their evaluation as of September 30, 2008, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms.
Change in internal controls.
During the period covered by this Quarterly Report, there were no changes in our internal control over financial reporting that may have or have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

PART II – OTHER INFORMATION
Item 1. Legal Proceedings.
          Income Taxes. The Company had received tax demands from the Indian income tax authorities for the financial years ended March 31, 2001, 2002, 2003 and 2004 aggregating to Rs. 11,127 (including interest of Rs. 1,503). The tax demand was primarily on account of denial of deduction claimed by the Company under Section 10A of the Income Tax Act 1961, in respect of profits earned by its undertakings in Software Technology Park at Bangalore. The appeals filed by the Company for the above years to the first appellate authority were allowed in favour of the Company, thus deleting substantial portion of the demand raised by the Income tax authorities. On further appeal filed by the income tax authorities, in June 2008 the second appellate authority upheld the claim of the Company for years ended March 31, 2001 and 2002. The income tax authorities have filed similar appeals for years ended March 31, 2003 and 2004 which are currently pending before the second appellate authority.
          Considering the facts and nature of disallowance and the order of the appellate authority upholding the claims of the Company for earlier years, the Company believes that the final outcome of the above disputes should be in favour of the Company and there should not be any material impact on the financial statements. The range of loss due to this contingency is between zero and the amount to which the demand is raised.
Item 1A. Risk Factors.
          This Quarterly Report contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under the section “Risk Factors” and elsewhere in our Annual Report on Form 20-F for the fiscal year ended March 31, 2008. The information presented below updates and should be read in conjunction with the Risk Factors and information disclosed in our Annual Report on Form 20-F for the fiscal year ended March 31, 2008, which Risk Factors and Information are incorporated herein by reference. The Risk Factors included in our Annual Report on Form 20-F for the fiscal year ended March 31, 2008 have not materially changed other than as set forth below:
     Currency exchange rate fluctuations in various currencies in which we do business, could negatively impact our revenue and operating results.
          Our IT Services business is approximately 74% of our revenues. Our revenues from this business are derived in major currencies of the world while a significant portion of its costs is in Indian rupees. The exchange rate between the rupee and major currencies of the world has fluctuated significantly in recent years and may continue to fluctuate in the future. During the six months ended September 2008, the Indian rupee depreciated significantly against the U.S. Dollars. Depreciation of the rupee against the major currencies of the world can affect our revenues and competitive positioning. Even though we enter into foreign currency derivative contracts to minimize the impact of foreign currency fluctuations, a sustained depreciation in the value of rupee will negatively impact our revenue and operating results in the short-run.
          A significant portion of our debt is in various foreign currencies. We also undertake hedging strategy to mitigate exposure of exchange rate risk relating to foreign currency borrowing including entering into cross-currency swaps. The exchange rate between the rupee and major currencies of the world has fluctuated significantly in recent years and may continue to fluctuate in the future. Volatility in exchange rate movement and/or rupee depreciation may negatively impact our operating results.
     Our revenues are highly dependent on clients primarily located in the United States and Europe, as well as on clients concentrated in certain industries, and economic slowdowns or factors that affect the economic health of the United States, Europe or these industries may affect our business.
          We derive approximately 60% of our IT Services revenues from United States and 27% of our IT Services revenues from Europe.
          The recent crisis in the financial and credit markets in the United States, Europe and Asia have contributed significantly to a global economic slowdown, with the economies of the United States and Europe showing significant signs of weakness. Over the past few months there has been a significant reduction in consumer spending in the United States.
          According to World Economic Outlook Update published by International Monetary Fund in November 2008 GDP of United States is projected to contract by 0.7% in fiscal 2009, during the same period GDP of Euro area is projected to contract by 0.5%. In an economic slowdown, our clients may reduce or postpone their technology spending significantly, which may in turn lower the demand for our services and negatively affect our revenues and profitability.
          Further, any significant decrease in the growth of the industries on which we focus, or a significant consolidation in any such industry, may reduce the demand for our services and negatively affect our revenues and profitability. For instance we derive about 26% of our revenues in IT Services from clients in financial services sector. The recent crisis in the mortgage-backed securities markets has impacted companies in the financial services sector, which could result in reduction or postponement of their IT spends and thus may adversely affect our business.

     Legislation in certain countries, in which we operate, including the United States and the United Kingdom, may restrict companies in those countries from outsourcing work to us.
          Recently, some countries and organizations have expressed concerns about a perceived association between offshore outsourcing and the loss of jobs. With the growth of offshore outsourcing receiving increasing political and media attention there have been suggestions to enact new legislations to restrict offshore outsourcing or impose disincentives on companies which have been outsourcing. This may adversely impact our ability to do business in these jurisdictions and could adversely affect our revenues and operating profitability.
Item 2. Unregistered Sales of Equity Securities and Use of Proceeds.
          None
Item 3. Default Upon Senior Securities.
          None
Item 4. Submission of matters to a vote of security holders.
     Annual General Meeting
a.	We held our Annual General Meeting of shareholders (AGM) on July 17, 2008.

b.	The following non executive directors retired by rotation at the AGM held on July 17, 2008 and, being eligible for re-election, offered themselves for re-election as directors’ of the Company.
Dr. Ashok S Ganguly - Elected unanimously
Mr. P M Sinha - Elected unanimously
          The following Executive directors were elected and appointments approved at the AGM:
Mr .Suresh C Senapaty
Mr. Girish Paranjpe
Mr. Suresh Vaswani
          The following other director’s term of office continued:
Mr. Azim H Premji
Mr. B C Prabhakar
Dr. Jagdish N Sheth
Mr. N Vaghul
Mr. William Arthur Owens
c.	The following is a brief description of the matters voted upon at our AGM held on July 17, 2008, along with votes cast for, against or withheld, and the number of abstentions and broker non-votes as to each matter. The matters to be voted upon were notified to the shareholders on record.

	Brief description of the matter put to vote		Votes	Abstentions/Broker
Sl.No.		Votes for *	Against/Withheld	Non-Votes

	Ordinary Business
1.	To receive, consider and adopt the Balance Sheet as at March 31, 2008 and the Profit and Loss Account for the year ended on that date and the Report of Directors and Auditors thereon	318	Nil	Nil

2.	To confirm payment of Interim Dividend and declare final dividend on equity shares	318	Nil	Nil

3.	To re-appoint BSR & Co. Chartered Accountants, as auditors to hold office from the conclusion of this Annual General Meeting till the conclusion of the next Annual General Meeting at a remuneration to be decided by the Audit Committee of the Board in consultation with the Auditors.	318	Nil	Nil

4.	To appoint Dr Ashok S Ganguly as Director to fill the vacancy left by his retirement by rotation.	318	Nil	Nil

5.	To appoint Mr P M Sinha as Director to fill the vacancy left by his retirement by rotation	318	Nil	Nil

	Brief description of the matter put to vote		Votes	Abstentions/Broker
Sl.No.		Votes for *	Against/Withheld	Non-Votes
	Special Business

6.	To approve by way of Ordinary Resolution in terms of Sections 198, 269, 309 and other applicable provisions, if any of the Companies Act, 1956, the appointment of Mr Suresh C Senapaty as Chief Financial Officer and Director (CFO and Director) of the Company for a period of five years with effect from April 18, 2008 on the terms and conditions as provided in the explanatory statement.	318	Nil	Nil

7.	To approve by way of Ordinary Resolution in terms of Sections 198, 269, 309 and other applicable provisions, if any of the Companies Act, 1956, the appointment of Mr Girish S Paranjpe as Joint Chief Executive Officer IT Business and Director (Jt CEO IT Business and Director) of the Company for a period of five years with effect from April 18, 2008 on the terms and conditions as provided in the explanatory statement.	318	Nil	Nil

8.	To approve by way of Ordinary Resolution in terms of Sections 198, 269, 309 and other applicable provisions, if any of the Companies Act, 1956, the appointment of Mr Suresh Vaswani as Joint Chief Executive Officer IT Business and Director (Jt CEO IT Business and Director) of the Company for a period of five years with effect from April 18, 2008 on the terms and conditions as provided in the explanatory statement.	318	Nil	Nil

9.	To approve by way of Special Resolution in terms of Section 258 and 259 of the Companies Act, 1956 and subject to Article 168 of the Articles of Association, increase in number of directors of the Company for the time being in office from the existing limit of 12 directors to a revised limit of 15 directors.	318	Nil	Nil

*	Under the Indian Companies Act, 1956, voting is by show of hands unless a poll is demanded by a member or members present in person, or by proxy holding at least one tenth of the total shares entitled to vote on the resolution or by those holding paid up capital of at least Rs.50,000. Under our Articles of Association, a member present by proxy shall be entitled to vote only on a poll but not on a show of hands, unless such member is a body corporate present by a representative in which case such a proxy shall have a vote on the show of hands as if he were a member.
Under the Indian Companies Act and our Articles of Association, on a show of hands every member present in person have one vote and upon a poll the voting rights of every member whether present in person or by proxy, shall be in proportion to his share of the paid up capital of the Company.
The votes represent the number of votes in a show of hands. No poll was demanded during the AGM.
Item 5. Other Information
          Departure of Director or Principal Officers
          Dr A L Rao, Chief Operating Officer, Wipro Technologies, a division of Wipro Limited, retired from the services of the Company, which became effective from the closing of business hours on September 30, 2008.

Item 6. Exhibits.
          The Exhibit Index attached hereto is incorporated by reference to this item.
EXHIBIT INDEX

Exhibit
Number	Description of Document
*3.1	Articles of Association of Wipro Limited, as amended.
*3.2	Memorandum of Association of Wipro Limited, as amended.
*3.3	Certificate of Incorporation of Wipro Limited, as amended.
*4.1	Form of Deposit Agreement (including as an exhibit, the form of American Depositary Receipt).
*4.2	Wipro’s specimen certificate for equity shares.
19.1	Wipro Quarterly report to the shareholders for the quarter ended September 30, 2008.
31.1	Certification of Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002.
32	Certification of Chief Executive Officer and Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002, furnished herewith.

*	Incorporated by reference to exhibits filed with the Registrant’s Registration Statement on Form F-1 (File No. 333-46278) in the form declared effective September 26, 2000.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Dated: November 19, 2008	WIPRO LIMITED

/s/ Suresh C. Senapaty Suresh C. Senapaty Chief Financial Officer and Director